Exhibit 99.3

Management’s Discussion and Analysis

For the three and twelve months ended December 31, 2019

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated February 20, 2020 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the year ended December 31, 2019. The MD&A should be read in conjunction with the audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the fourth quarter of 2019.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the “Managing Risk” and “Forward Looking Statements and Information” sections of this MD&A. Additional information including this MD&A, the audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, the Company’s Annual Information Form for the year ended December 31, 2018, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS Measures
Certain non-IFRS measures are included in this MD&A, including cash operating costs and cash operating cost per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining cost ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), working capital and cash flow from operations before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Property, Plant and Equipment ("PPE"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Percentage ("%"); Cash Generating Unit ("CGU"); Depreciation, Depletion and Amortization ("DDA"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE") and Toronto Stock Exchange ("TSX").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

About Eldorado

Eldorado Gold is a Canadian gold and base metals producer with more than 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, the Company is focused on creating value for its stakeholders at each stage of the mining process.
Eldorado’s operations are global and the Company has assets in Turkey, Canada, Greece, Romania and Brazil. The Company operates five mines: Kisladag and Efemcukuru located in western Turkey, Lamaque in Canada, and Olympias and Stratoni located in northern Greece. Kisladag, Efemcukuru and Lamaque are wholly-owned gold mines, while 95% owned Olympias and Stratoni are polymetallic operations. Olympias produces three concentrates bearing lead-silver, zinc and gold. Stratoni produces two concentrates bearing lead-silver and zinc.
Eldorado’s 2019 production profile was 85% gold and 15% silver and base metals. The Company produced approximately 395,000 ounces of gold in 2019.
Complementing Eldorado’s producing portfolio is the Company’s advanced stage development project, the Skouries gold-copper project (95% ownership) in northern Greece. Skouries is currently on care and maintenance. Eldorado is working with the Greek government to achieve the necessary conditions required to restart full construction. These include a stable regulatory framework and assurances that provide appropriate foreign direct investor protection and dispute resolution as well as regulatory approval for subsequent permits and technical studies.
Other development projects in Eldorado’s portfolio include:

•	Perama Hill (100%), gold-silver, Greece;

•	Certej (80.5%), gold, Romania; and

•	Tocantinzinho (100%), gold, Brazil.
The Company’s operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration, with programs planned at Lamaque, Efemcukuru, Olympias and Stratoni in 2020. Eldorado also conducts early-stage exploration programs to provide low cost growth through discovery.
Eldorado’s strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of the Company’s in-country teams and stakeholder relationships. The Company has a highly skilled and dedicated workforce of over 4,500 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, Eldorado strives to deliver value for all its stakeholders.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Consolidated Financial and Operational Highlights

Summarized Annual Financial Results

	2019	2018	2017
Revenue (1)	$617.8	$459.0	$391.4
Gold revenue (1)	$530.9	$386.0	$333.3
Gold produced (oz) (2)	395,331	349,147	292,971
Gold sold (oz) (1)	374,902	304,256	264,080
Average realized gold price ($/oz sold) (6)	$1,416	$1,269	$1,262
Cash operating costs ($/oz sold) (3,6)	608	625	509
Total cash costs ($/oz sold) (3,6)	645	650	534
All-in sustaining costs ($/oz sold) (3,6)	1,034	994	922
Net earnings (loss) for the period (4)	80.6	(361.9)	(9.9)
Net earnings (loss) per share – basic ($/share) (4)	0.51	(2.28)	(0.07)
Adjusted net earnings (loss) (4,5,6)	5.6	(28.6)	15.2
Adjusted net earnings (loss) per share ($/share) (4,5,6)	0.04	(0.17)	0.10
Cash flow from operating activities before changes in working capital (6,7)	150.6	61.1	67.7
Cash, cash equivalents and term deposits	181.0	293.0	485.0

(1)	Excludes sales of inventory mined at Lamaque and Olympias during the pre-commercial production periods.

(2)	Includes pre-commercial production at Lamaque (2018, Q1 2019) and at Olympias (2017, Q1 2018).

(3)	By-product revenues are off-set against cash operating costs.

(4)
Attributable to shareholders of the Company. Net earnings (loss) includes a $79.9 million impairment reversal (net of deferred income tax) in 2019 for Kisladag and Vila Nova and a $328.4 million impairment charge (net of deferred income tax) in 2018 for Olympias and Kisladag.

(5)	See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures'.

(6)	These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

(7)	2018 and 2017 amounts have been adjusted to reflect reclassifications in cash flow from operating activities in the current period.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Summarized Quarterly Financial Results

2019	Q1	Q2	Q3	Q4	2019
Revenue (1)	$80.0	$173.7	$172.3	$191.9	$617.8
Gold revenue (1)	$54.5	$150.1	$150.2	$176.1	$530.9
Gold produced (oz) (2)	82,977	91,803	101,596	118,955	395,331
Gold sold (oz) (1)	43,074	113,685	99,241	118,902	374,902
Average realized gold price ($/oz sold) (6)	$1,265	$1,321	$1,513	$1,475	$1,416
Cash operating cost ($/oz sold) (3,6)	625	631	560	621	608
Total cash cost ($/oz sold) (3,6)	652	670	603	652	645
All-in sustaining cost ($/oz sold) (3,6)	1,132	917	1,031	1,110	1,034
Net earnings (loss) (4)	(27.0)	12.2	4.2	91.2	80.6
Net earnings (loss) per share – basic ($/share) (4)	(0.17)	0.08	0.03	0.57	0.51
Adjusted net earnings (loss) (4,5,6)	(17.9)	(4.3)	7.5	20.3	5.6
Adjusted net earnings (loss) per share ($/share) (4,5,6)	(0.11)	(0.03)	0.05	0.13	0.04
Cash flow from operating activities before changes in working capital (6,7)	8.1	37.5	62.9	42.0	150.6
Cash, cash equivalents and term deposits	$227.5	$119.9	$134.9	$181.0	$181.0

2018	Q1	Q2	Q3	Q4	2018
Revenue (1)	$131.9	$153.2	$81.1	$92.8	$459.0
Gold revenue (1)	$115.4	$121.3	$76.0	$73.3	$386.0
Gold produced (oz) (2)	89,372	99,105	84,783	75,887	349,147
Gold sold (oz) (1)	86,587	94,224	64,589	58,856	304,256
Average realized gold price ($/oz sold) (6)	$1,333	$1,287	$1,177	$1,245	$1,269
Cash operating cost ($/oz sold) (3,6)	571	587	754	626	625
Total cash cost ($/oz sold) (3,6)	598	610	762	666	650
All-in sustaining cost ($/oz sold) (3,6)	878	934	1,112	1,200	994
Net earnings (loss) (4)	8.7	(24.4)	(128.0)	(218.2)	(361.9)
Net earnings (loss) per share – basic ($/share) (4)	0.06	(0.15)	(0.81)	(1.38)	(2.28)
Adjusted net earnings (loss) (4,5,6)	14.0	(1.8)	(21.9)	(18.9)	(28.6)
Adjusted net earnings (loss) per share ($/share) (4,5,6)	0.09	(0.01)	(0.14)	(0.11)	(0.17)
Cash flow from operating activities before changes in working capital (6,7)	35.8	26.3	(1.7)	0.8	61.1
Cash, cash equivalents and term deposits	$459.7	$429.8	$385.0	$293.0	$293.0

(1)	Excludes sales of inventory mined at Lamaque and Olympias during the pre-commercial production periods.

(2)	Includes pre-commercial production at Lamaque (2018, Q1 2019) and at Olympias (Q1 2018 only).

(3)	By-product revenues are off-set against cash operating costs.

(4)	Attributable to shareholders of the Company.

(5)	See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures'. Q2 2019 amounts have been updated for the inventory write-down adjustment in that period.

(6)	These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

(7)	2018 and Q1 2019 amounts have been adjusted to reflect reclassifications in cash flow from operating activities in later periods.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

2019 Highlights

•	2019 Production on plan, highest total production in three years: Annual gold production of 395,331 ounces of gold (2018: 349,147 ounces); including pre-commercial production.

•
Steady operating costs: Cash operating costs were $608 per ounce of gold sold for 2019 and All-in Sustaining Costs (AISC) were $1,034 per ounce of gold sold, compared to $625 per ounce of gold sold and $994 per ounce of gold sold for 2018.

•	2020 production guidance increased year-on-year: 2020 guidance is 520,000 - 550,000 ounces of gold, an increase over the 390,000 - 420,000 ounces of gold forecast for 2019.

•
Kisladag mine life extended to 15 years: Results from the ongoing testwork indicate that extended leach cycles and the addition of a high pressure grinding roll circuit should increase the expected recovery at Kisladag to approximately 56%, resulting in the mine life at Kisladag now projected through 2034 at an average production of 160,000 ounces of gold per year. Further details on Kisladag are included in Eldorado’s February 20, 2020 press release.

•
Successful first year of operations at Lamaque: Eldorado declared commercial production at Lamaque on March 31, 2019. Lamaque produced 113,940 ounces of gold (including pre-commercial production) in 2019. Recent drilling results at Triangle and Ormaque will be incorporated into the mine plan by the Company as it evaluates its next steps in expanding production at Lamaque.

•
Refinancing completed: In June 2019 the Company completed its offering of $300 million aggregate principal amount of 9.5% senior second lien notes due 2024 (the "Notes") and its $450 million amended and restated senior secured credit facility (the "Facility"). Eldorado used the net proceeds from the sale of the Notes and $200 million in term loan proceeds drawn under the Facility, together with $100 million cash on hand, to redeem its outstanding $600 million 6.125% senior notes due December 2020.

•
Permits for Skouries and Olympias received: Permits allow for, among other things, installation of electrical and mechanical equipment at Skouries and Olympias, the installation of the Skouries mill building, and consent from the Central Archaeological Council to relocate an ancient mining furnace from the Skouries open pit area.

•	Significant increased cash flow provided from operations: Net cash provided by operating activities was $165.8 million in 2019 (2018: $67.5 million).

•
Net earnings attributable to shareholders: 2019 net earnings attributable to shareholders of the Company were $80.6 million or $0.51 per share, mainly attributable to net impairment reversals of $96.9 million ($79.9 million net of deferred income tax) for Kisladag and Vila Nova. Net loss attributable to shareholders of the Company was $361.9 million or $2.28 loss per share in 2018, mainly attributable to impairment charges of $447.8 million ($328.4 million net of deferred income tax), of which $117.6 million ($94.1 million net of deferred income tax) related to Kisladag. Adjusted net earnings attributable to shareholders of the Company in 2019 was $5.6 million, or $0.04 per share (2018: Adjusted net loss attributed to shareholders of the Company of $28.6 million, or $0.17 loss per share).

•
Increased EBITDA: EBITDA for the year was $311.3 million ($361.8 million loss in 2018) and adjusted EBITDA for the year was $235.6 million ($99.6 million in 2018). Adjustments in both years included, among other things, removal of the non-cash impact of impairments and impairment reversals.

•
Liquidity strengthened: The Company finished the year with approximately $366 million of liquidity including $181.0 million in cash, cash equivalents and term deposits and approximately $185 million available under the remaining $250 million of the Facility, with $65 million of the capacity on the Facility allocated to secure certain reclamation obligations in connection with its operations.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Fourth Quarter 2019 Highlights

•	Increased production: Eldorado produced 118,955 ounces of gold in Q4, the highest quarterly gold production in nearly four years.

•
Operating costs decreasing: Q4 2019 cash operating costs of $621 per ounce sold and all-in sustaining costs of $1,110 per ounce sold were lower than Q4 2018 ($626 per ounce sold and $1,200 per ounce sold, respectively, for 2018).

•
Kisladag impairment reversal: As a result of the mine life extension and continuation of heap leaching, a net impairment reversal of $85.2 million ($68.2 million, net of deferred income tax) was recorded in Q4 2019.

•
Net earnings attributable to shareholders: Q4 2019 net earnings attributable to shareholders of the Company was $91.2 million or $0.57 per share, mainly attributable to a net impairment reversal of $85.2 million ($68.2 million net of deferred income tax) for Kisladag. Net loss attributable to shareholders of the Company in Q4 2018 was $218.2 million or $1.38 loss per share. Adjusted net earnings attributable to shareholders of the Company in Q4 2019 was $20.3 million, or $0.13 per share (Q4 2018: adjusted net loss attributable to shareholders of the Company of $18.9 million, or $0.11 loss per share).

•
Increased EBITDA: Q4 2019 EBITDA was $158.7 million ($327.9 million loss in Q4 2018) and Q4 2019 adjusted EBITDA was $80.3 million ($9.0 million in Q4 2018). Adjustments in both years included, among other things, removal of the non-cash impact of impairments and impairment reversals.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Review of Financial and Operating Performance
Production, Sales and Revenue
In 2019, the Company produced 395,331 ounces of gold, an increase of 13% over 2018 production of 349,147 ounces.

•
Kisladag produced 140,214 ounces, a decrease of 18% from 2018 production of 172,009 ounces, as a result of the suspension of mining, crushing and stacking ore on the heap leach pad from April 2018 through March 2019.

•	Lamaque produced 113,940 ounces following the commencement of commercial operations in April 2019, and maintained strong recoveries and grades.

•	Efemcukuru produced 103,767 ounces, an increase of 9% from 2018 production of 95,038 ounces, primarily as a result of increased tonnage fed to the processing plant, partially offset by lower grades.

•	Olympias produced 37,410 ounces, a decrease of 20% from 2018 production of 46,750 ounces, as a result of reduced tonnage fed to the processing plant, combined with lower grades.
Total 2019 gold production was within the Company's guidance, with production exceeding expectations at Lamaque and Efemcukuru and partially mitigating lower-than-expected production at Kisladag and Olympias.
Gold sales from commercial operations in 2019 totaled 374,902 ounces, compared with 304,256 ounces in 2018. The 23% higher sales volumes compared with the prior year was primarily due to the sale of 86,745 ounces from Lamaque, following its commencement of commercial operations in April 2019.
The average realized gold price was $1,416 in 2019, 12% higher than the average realized gold price of $1,269 in 2018, and reflecting a higher gold price in the second half of 2019. The average realized gold price was $1,475 in Q4 2019, ($1,245 in Q4 2018).
Total revenue was $617.8 million in 2019, an increase of 35% from total revenue of $459.0 million in 2018. The increase was primarily due to $125.3 million of revenue contributed by Lamaque following the commencement of commercial operations in April 2019, $27.8 million of additional revenue from Efemcukuru as a result of increased production and $16.3 million of additional revenue from Olympias as a result of a portion of 2018 production being sold in 2019. Revenue also benefited from the higher average realized gold price in 2019. These increases were partially offset by $23.8 million lower revenue from Kisladag due to lower production in the first half of the year as a result of the suspension of mining and stacking of ore on the heap leach pad from April 2018 through March 2019.
Q4 2019 total gold production was 118,955 ounces, an increase of 57% over Q4 2018 production of 75,887 ounces, primarily due to the commencement of commercial operations at Lamaque in April 2019. Gold sales from commercial operations in Q4 2019 were 118,902 ounces, an increase of 102% from sales in Q4 2018 of 58,856 ounces. The increase in gold production and sales volumes in Q4 2019, combined with a strong average realized gold price in the quarter, resulted in total revenue of $191.9 million, an increase of 107% from $92.8 million in Q4 2018.
Unit Cost Performance
Cash operating     costs in 2019 averaged $608 per ounce sold, a decrease from $625 per ounce sold in 2018. In Q4 2019, cash operating costs averaged $621 per ounce sold, a decrease from $626 per ounce sold in Q4 2018. The improvement in both periods is primarily due to the ramp-up of mining, crushing and placement of ore on the Kisladag heap leach pad beginning in April 2019 and the partial allocation of processing costs to gold inventory in the heap leach pad. This was partially offset by higher cash operating costs per ounce sold at Olympias as a result of lower production levels, and at both Olympias and Efemcukuru as a result of increased concentrate transportation costs and treatment charges.
AISC per ounce sold averaged $1,034 in 2019, compared with $994 in 2018. The slight increase reflected increased sustaining capital expenditures at gold operations of $97.4 million in 2019 ($260 per ounce sold) as compared to $54.4 million in 2018 ($179 per ounce sold). The increase in sustaining capital was primarily due to the inclusion of $38.2 million of sustaining capital expenditures at Lamaque for underground development and tailings dam expansion. This increase was partially mitigated by the decrease in cash operating costs per ounce sold at Kisladag. AISC per ounce sold averaged $1,110 in Q4 2019, compared with $1,200 in Q4 2018. The slight decrease reflected the decrease in

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019 cash operating costs per ounce sold at Kisladag, partially offset by increased sustaining capital expenditure at all sites, in part due to the timing of spending.
Other Expenses
Exploration and evaluation expenditures decreased to $14.6 million in 2019 from $33.8 million in 2018 and to $4.0 million in Q4 2019 from $7.2 million in Q4 2018. The decrease in both periods was due to a continued focus on brownfield resource expansion at the Company's mining operations and development projects.
Mine standby costs increased slightly to $17.3 million in 2019 from $16.5 million in 2018. Mine standby costs in 2019 related to Skouries, Perama Hill and Vila Nova as well as a portion of costs related to Kisladag in Q1 2019 during the period the mine was preparing to recommence operations. Mine standby costs were $3.4 million in Q4 2019, a decrease from $5.0 million in Q4 2018 as a result of costs incurred at Kisladag in the prior year during the suspension of mining.
General and administrative expenses decreased to $29.2 million in 2019 from $46.8 million in 2018 and to $6.5 million in Q4 2019 from $13.7 million in Q4 2018. The decrease in both periods primarily reflects the allocation of in-country office general and administrative expenses related to supporting the operations to production costs, beginning in 2019.
In Q4 2019, an impairment reversal of $85.2 million ($68.2 million net of deferred income tax) was recorded relating to the Kisladag leach pad and related plant and equipment. The impairment charge had originally been recorded in Q3 2018 upon the completion of the Kisladag mill feasibility study. In early 2020, the Company completed testwork assessing metallurgical recoveries of deeper material from the pit over an extended leach cycle. A new production plan has been developed which utilizes the leach pad for the life of the Kisladag mine and no longer requires the construction of a mill. As a result, an impairment reversal of $100.5 million ($80.1 million net of deferred income tax) was recorded. There was an additional impairment recorded of $15.3 million ($11.9 million net of deferred income tax) to write-off capitalized costs relating to the mill construction project. A partial impairment reversal of $11.7 million was also recognized in Q2 2019 as a result of a plan to sell the Vila Nova mine, currently on care and maintenance. The partial impairment reversal relates to property, plant and equipment and iron ore inventory and reflects the fair value of these assets based on the expected sale consideration. In Q4 2018, the Company recorded an impairment adjustment for Olympias of $330.2 million ($247.7 million net of deferred tax), reflective of the jurisdictional risk with obtaining permits in Greece, and the softening of the global concentrate market.
Asset write-downs of $6.3 million in 2019 were primarily incurred in Q4 2019 and included assets at Stratoni as well as assets damaged by flooding at Skouries and Olympias.
Other income totalled $11.9 million in 2019, compared with $16.3 million in 2018. The slight decrease reflected a reduction in interest income to $3.2 million in 2019 from $16.2 million in 2018 as a result of lower cash balances in 2019. The decrease was partially offset by a gain of $8.1 million from the sale of a net smelter royalty held on a property in Turkey. Consideration for the royalty included $3.1 million of cash received in 2019, and the transfer of an exploration license for a property in Turkey valued at $5.0 million, which was completed in October 2019.
Finance costs totalled $45.3 million in 2019, compared with $5.6 million in 2018, and totalled $8.0 million in Q4 2019, compared with $2.5 million in Q4 2018. The significant increases in both periods were primarily due to interest no longer capitalized following the commencement of commercial operations at Lamaque in 2019 and following the transfer of Skouries to care and maintenance at the end of 2018. In Q1 2019, $3.8 million of interest was capitalized relating to Lamaque. In 2018, $36.8 million of interest was capitalized relating to Skouries and Lamaque. Finance costs in 2019 also included a $4.2 million gain on revaluation in Q4 2019 of a derivative related to redemption options in the Company's debt and $3.6 million from the write-off of remaining unamortized transaction costs relating to the debt that was redeemed in June 2019.
Tax expense totalled $39.8 million in 2019, compared to tax recovery of $86.5 million in 2018. Tax expense in 2019 included $36.3 million relating to operations in Turkey and $3.2 million of mining duties for Lamaque. Tax expense was partly mitigated by a $10.4 million recovery resulting from the weakening of local currencies in which income tax is determined, a $7.2 million recovery resulting from a corporate tax rate reduction in Greece and a $5.3 million recovery resulting from revisions in estimated earnings subject to repatriation.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Net Earnings to Shareholders
The Company reported net earnings attributable to shareholders of $80.6 million ($0.51 per share) in 2019, compared to a net loss of $361.9 million ($2.28 loss per share) in 2018. Net earnings in 2019 are primarily attributable to the Q4 2019 impairment reversal of $85.2 million ($68.2 million net of deferred income tax) relating to the Kisladag leach pad and related assets as well as the Q2 2019 partial impairment reversal of $11.7 million related to iron ore inventory and property and equipment at the Vila Nova mine. Net earnings in 2019 are also attributable to higher sales volumes in 2019 as compared to the prior year. Net loss in 2018 included impairment charges of $447.8 million ($328.4 million net of deferred income tax) for Olympias and Kisladag.
In Q4 2019, the Company reported net earnings attributable to shareholders of $91.2 million ($0.57 per share), compared to a net loss of $218.2 million ($1.38 loss per share) in Q4 2018. Net earnings in Q4 2019 included the impairment reversal of $85.2 million ($68.2 million net of deferred income tax) for the Kisladag leach pad and related assets and a $12.0 million increase in depreciation from Q3 2019 in line with increased sales volumes in the fourth quarter. Net loss in Q4 2018 was negatively impacted by the impairment adjustment for Olympias of $330.2 million ($247.7 million net of deferred income tax) recorded in that quarter.
Adjusted net earnings were $5.6 million ($0.04 per share) in 2019, compared to adjusted net loss of $28.6 million ($0.17 loss per share) in 2018. Adjusted net earnings in 2019 removes, among other things, the $79.9 million impairment reversals for Kisladag and Vila Nova, the $10.4 million deferred income tax recovery relating to the weakening of local currencies, the $8.1 million gain on sale of the net smelter royalty interest, the $7.2 million recovery relating to the Greece corporate tax rate reduction and the $3.6 million write-off of unamortized transaction costs relating to the debt that was redeemed during the year. Adjusted net loss in 2018 primarily removes $328.4 million of impairment charges, net of deferred income tax recovery, a $30.9 million deferred income tax recovery relating to the weakening of local currencies, and a $25.0 million deferred income tax recovery relating to a corporate tax rate reduction in Greece.
Adjusted net earnings were $20.3 million ($0.13 per share) in Q4 2019, compared to adjusted net loss of $18.9 million ($0.11 loss per share) in Q4 2018. The improvement reflected strong production in the fourth quarter of 2019. Adjusted net earnings in Q4 2019 removes, among other things, the $68.2 million impairment reversal for Kisladag and the $7.2 million deferred tax recovery relating to the Greece corporate tax rate reduction. Adjusted net earnings in Q4 2018 primarily removes $234.4 million of impairment charges, net of deferred income tax recovery, and a $25.0 million deferred income tax recovery relating to a corporate tax rate reduction in Greece.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

2020 Outlook
Full year gold production of 520,000 - 550,000 ounces (versus 395,331 ounces in 2019) is expected from Kisladag, Lamaque, Efemcukuru, and Olympias in 2020. The Company expects average cash operating costs to decline from $608 per ounce of gold sold in 2019, to $550 - 600 per ounce of gold sold in 2020. AISC is forecast to be $850 - 950 per ounce of gold sold in 2020.
The Company's testwork at Kisladag indicates that extended leach cycles and the addition of a high pressure grinding roll circuit should increase the expected heap leach recovery and extend mine life through 2034. A new mine plan has been developed for Kisladag and a National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") compliant technical report detailing the project will be filed on SEDAR within 45 days.
With the extension of Kisladag’s mine life and continued operations at Lamaque, Efemcukuru and Olympias, the Company is forecasting medium term base production from its four current operations of approximately 450,000 ounces of gold per year. The Company is currently updating technical reports on Olympias and Efemcukuru which will be published by the end of Q1 2020. These reports in conjunction with the Kisladag technical report will provide further detail on the Company’s long term production profile.

Production (oz)	2019A	2020E

Kisladag	140,214	240,000 - 260,000
Lamaque (1)	113,940	125,000 - 135,000
Efemcukuru	103,767	90,000 - 100,000
Olympias	37,410	50,000 - 60,000
Total	395,331	520,000 - 550,000

Consolidated Costs ($/oz sold)	2019A	2020E

Cash Operating Cost - C1 ($/oz sold)	$608	$550 - 600
Total Operating Cost - C2 ($/oz sold)	$645	$600 - 650
AISC ($/oz sold)	$1,034	$850 - 950

(1)	2019 includes 24,735 ounces produced from ore mined during the pre-commercial production period.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Operations Update and Outlook
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2019	2018	2019	2018	2020 Outlook
Total
Ounces produced (1)	118,955	75,887	395,331	349,147	520,000 – 550,000
Ounces sold (2)	118,902	58,856	374,902	304,256	n/a
Cash operating costs ($/oz sold) (4)	$621	$626	$608	$625	$550 – 600
All-in sustaining costs ($/oz sold) (4)	$1,110	$1,200	$1,034	$994	$850 – 950
Sustaining capex (4)	$41.1	$17.2	$97.4	$54.4	$105 – 125
Kisladag
Ounces produced (3)	51,010	28,196	140,214	172,009	240,000 – 260,000
Ounces sold	49,529	28,202	138,737	171,741	n/a
Cash operating costs ($/oz sold) (4)	$421	$547	$435	$662	$450 – 500
All-in sustaining costs ($/oz sold) (4)	$616	$770	$593	$812	n/a
Sustaining capex (4)	$6.7	$4.2	$14.7	$17.8	$25 – 30
Lamaque
Ounces produced (1)	29,085	16,046	113,940	35,350	125,000 – 135,000
Ounces sold (2)	31,293	n/a	86,745	n/a	n/a
Cash operating costs ($/oz sold) (4)	$663	n/a	$556	n/a	$575 – 625
All-in sustaining costs ($/oz sold) (4)	$1,273	n/a	$1,078	n/a	n/a
Sustaining capex (4)	$17.0	n/a	$38.2	n/a	$35 – 40
Efemcukuru
Ounces produced	26,243	23,544	103,767	95,038	90,000 – 100,000
Ounces sold	25,530	23,528	105,752	97,485	n/a
Cash operating costs ($/oz sold) (4)	$608	$535	$599	$511	$650 – 700
All-in sustaining costs ($/oz sold) (4)	$1,122	$1,041	$923	$834	n/a
Sustaining capex (4)	$10.2	$9.1	$24.5	$24.4	$15 – 20
Olympias
Ounces produced (1)	12,617	8,101	37,410	46,750	50,000 – 60,000
Ounces sold (2)	12,550	7,126	43,668	35,030	n/a
Cash operating costs ($/oz sold) (4)	$1,331	$1,237	$1,286	$764	$800 – 900
All-in sustaining costs ($/oz sold) (4)	$1,986	$2,038	$1,837	$1,297	n/a
Sustaining capex (4)	$7.2	$3.9	$20.1	$12.2	$30 – 35

(1)	Includes pre-commercial production at Lamaque (2018, Q1 2019) and at Olympias (Q1 2018 only).

(2)
Excludes sales of inventory produced at Lamaque (2018, Q1 2019) and at Olympias (Q1 2018 only) during the pre-commercial production period. During the year ended December 31, 2019, 27,627 ounces were sold from inventory produced during the pre-commercial production period at Lamaque.

(3)	Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.

(4)	These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Annual Review – Operations
Kisladag

Operating Data (1)	3 months ended December 31,		12 months ended December 31,
	2019	2018	2019	2018
Tonnes placed on pad	3,034,753	—	8,322,710	3,206,494
Head grade (g/t Au)	1.21	—	1.15	1.13
Gold ounces produced	51,010	28,196	140,214	172,009
Gold ounces sold	49,529	28,202	138,737	171,741
Cash operating costs ($/oz sold)	$421	$547	$435	$662
All-in sustaining costs ($/oz sold)	$616	$770	$593	$812
Financial Data
Gold revenue	$73.5	$34.8	$196.6	$220.4
Depreciation and depletion	10.2	6.2	27.9	41.2
Earnings from mining operations	40.4	12.0	103.6	61.9
Sustaining capital expenditures	$6.7	$4.2	$14.7	$17.8

(1)	Suspension of ore placement on the heap leach pad from April 2018 through March 2019.

Mining, crushing and placing of ore on the Kisladag heap leach pad resumed as of April 1, 2019, following the suspension of new ore placement on the leach pad from April 2018. The first area of newly-stacked ore since April 2018 was put under irrigation in April 2019.
Kisladag produced 140,214 ounces of gold in 2019, a decrease from 172,009 ounces in 2018. Following the resumption of mining in April 2019, new ore placement on the leach pad resulted in increased gold production in each of the remaining quarters of 2019. Solution flows picked up significantly in the month of December, contributing to Q4 2019 production of 51,010 ounces of gold. Gold recovery at Kisladag met the Company's expectations in 2019, however production was slightly less than expected as crushing and stacking were slower to ramp up and solution flows through the leach pad took longer than expected.
Gold revenue decreased to $196.6 million in 2019 from $220.4 million in 2018 reflecting lower production and was partly mitigated by increased gold prices in the second half of 2019. Revenue increased to $73.5 million in Q4 2019 from $34.8 million in Q4 2018, reflecting increased production levels and higher gold prices in the second half of 2019.
Cash operating costs per ounce sold improved to $435 in 2019 from $662 in 2018. The significant decrease was primarily due to the allocation of processing costs directly to ounces produced during the period that mining was suspended in 2018 and early 2019. Following the resumption of mining in April 2019, these processing costs were partially allocated to ounces in leach pad gold inventory. During 2019, cash operating costs per ounce sold also benefited from initiatives to improve labour productivity realized by the resumption of mining, crushing and stacking of ore.
AISC per ounce sold improved to $593 in 2019 from $812 in 2018. The improvement was primarily a result of the lower cash costs per ounce sold from cost reallocations and improved efficiencies. Sustaining capital expenditure of $6.7 million in Q4 2019 primarily included placement of inter-lift liner and equipment overhauls.
Results from the ongoing testwork indicate that extended leach cycles and the addition of a high pressure grinding roll circuit should increase the expected recovery at Kisladag. The mine life is now projected through 2034 at an average production of 160,000 ounces of gold per year. Growth capital expenditure of $3.7 million was incurred in Q4 2019 for waste stripping that commenced in October 2019 to support the mine life extension.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Lamaque

Operating Data	3 months ended December 31,		12 months ended December 31,
	2019	2018	2019	2018
Tonnes milled	157,444	n/a	452,092	n/a
Head grade (g/t Au)	5.96	n/a	6.78	n/a
Average recovery rate	96.4%	n/a	96.5%	n/a
Gold ounces produced (1)	29,085	16,046	113,940	35,350
Gold ounces sold (2)	31,293	n/a	86,745	n/a
Cash operating costs ($/oz sold)	$663	n/a	$556	n/a
All-in sustaining costs ($/oz sold)	$1,273	n/a	$1,078	n/a
Financial Data
Gold revenue	$46.3	n/a	$124.8	n/a
Silver and base metal revenue	0.2	n/a	0.5	n/a
Depreciation and depletion	22.8	n/a	47.7	n/a
Earnings from mining operations	2.3	n/a	26.9	n/a
Sustaining capital expenditures	$17.0	n/a	$38.2	n/a

(1)	All production in 2018 was pre-commercial. 2019 includes 24,735 ounces produced from ore mined during the pre-commercial production period.

(2)	Does not include 27,627 ounces sold from ore mined during the pre-commercial production period.

Commercial operations commenced at Lamaque in April 2019. Lamaque produced 113,940 ounces of gold in 2019, slightly surpassing the Company's expectations and reflecting good ore availability. A shift to processing ore from lower-grade stopes, combined with increased tonnes milled and continued strong recovery, resulted in Q4 2019 production of 29,085 ounces of gold. The average gold recovery rate of 96.5% in 2019 was above the expected rate of 95%.
Gold revenue of $124.8 million was realized in 2019 from gold sales of 86,745 ounces, of which 31,293 were sold in Q4 2019. Gold revenue benefited from an increase in gold price in the second half of 2019.
Cash operating costs per ounce sold were $556 in 2019, reflecting strong production. Cash operating costs per ounce sold increased to $663 in Q4 2019, primarily reflecting the shift to processing ore from lower-grade stopes.
AISC per ounce sold was $1,078 in 2019 and was inclusive of sustaining capital expenditure related primarily to underground development and seasonal tailings dam expansion. AISC per ounce sold was $1,273 in Q4 2019, reflecting increased cash operating costs per ounce sold and $17.0 million of sustaining capital expenditure primarily relating to underground development, construction of the second phase of the tailings management facility and processing upgrades.
Growth capital expenditure totalled $31.5 million in 2019, primarily related to the finalization of construction and commissioning of the Sigma Mill and purchase of mobile equipment. Growth capital expenditure included $12.2 million of net proceeds from pre-commercial production sales in the first half of 2019.
The recent exploration success at the Triangle deposit has provided the opportunity to review options for increasing throughput at the Sigma Mill which has a current nameplate capacity of 2,200 tonnes per day. The Company is currently working toward increasing the permitted amount of material that can be taken from Triangle from 1,800 tonnes per day to 2,650 tonnes per day. Once this is completed, production at Triangle will be increased toward a nominal 2,200 tonnes per day to maximize the available mill capacity. Other options to increase the production from Triangle, such as an underground decline, will continue to be examined.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Efemcukuru

Operating Data	3 months ended December 31,		12 months ended December 31,
	2019	2018	2019	2018
Tonnes milled	132,524	127,991	521,034	499,121
Head grade (g/t Au)	7.02	6.55	7.03	6.76
Average recovery rate (to concentrate)	94.4%	93.3%	94.0%	94.2%
Gold ounces produced	26,243	23,544	103,767	95,038
Gold ounces sold	25,530	23,528	105,752	97,485
Cash operating costs ($/oz sold)	$608	$535	$599	$511
All-in sustaining costs ($/oz sold)	$1,122	$1,041	$923	$834
Financial Data
Gold revenue	$37.9	$30.0	$151.8	$124.0
Depreciation and depletion	9.4	8.2	36.1	34.4
Earnings from mining operations	12.1	8.2	47.7	36.9
Sustaining capital expenditures	$10.2	$9.1	$24.5	$24.4

Efemcukuru produced 103,767 ounces of gold in 2019, an increase from 95,038 ounces in 2018, and slightly surpassing the Company's expectations for 2019. The increase in production was primarily due to increased tonnes milled, combined with higher average head grade and steady recovery. Strong throughput, combined with consistent head grade and recovery, resulted in Q4 2019 production of 26,243 ounces of gold.
Gold revenue increased to $151.8 million in 2019 from $124.0 million in 2018 and to $37.9 million in Q4 2019 from $30.0 million in Q4 2018. The increases in both periods reflected higher production and sales volumes, combined with higher gold prices in the second half of 2019.
Cash operating costs per ounce sold increased to $599 in 2019, from $511 in 2018, primarily a reflection of higher transportation costs and concentrate treatment charges due to changes in market conditions. Additionally, penalty rates for impurities were slightly higher due to changes in market conditions. Cash operating costs were $608 per ounce sold in Q4 2019, also reflecting higher transportation and concentrate treatment charges.
AISC per ounce sold was $923 in 2019, compared to $834 in 2018, reflecting the higher cash costs per ounce sold. Sustaining capital expenditure of $24.5 million in 2019 primarily included underground development and was consistent with spending in 2018. AISC per ounce sold was $1,122 in Q4 2019, reflecting the higher cash costs per ounce sold as well as increased sustaining capital expenditure. Sustaining capital expenditure in Q4 2019 primarily related to underground development, equipment overhauls and the commencement of installation of a column flotation system. The column flotation system is planned to be operational in late 2020 and is expected to improve concentrate grade and quality and lower transportation and concentrate treatment charges.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Olympias

Operating Data	3 months ended December 31,		12 months ended December 31,
	2019	2018	2019	2018
Tonnes milled	93,101	61,838	317,577	322,659
Head grade (g/t Au)	7.93	6.98	6.97	7.75
Average recovery rate (to concentrate)	86.8%	78.1%	84.6%	82.0%
Gold ounces produced (1,2)	12,617	8,101	37,410	46,750
Gold ounces sold	12,550	7,126	43,668	35,030
Silver ounces produced (2)	202,796	126,504	621,864	563,267
Lead tonnes produced (2)	1,915	1,249	6,084	5,545
Zinc tonnes produced (2)	2,471	1,554	7,784	7,810
Cash operating costs ($/oz sold)	$1,331	$1,237	$1,286	$764
All-in sustaining costs ($/oz sold)	$1,986	$2,038	$1,837	$1,297
Financial Data
Gold revenue	$17.7	$7.7	$57.8	$41.5
Silver and base metal revenue	4.7	6.3	34.8	27.1
Depreciation and depletion	8.8	7.4	40.4	29.1
(Loss) earnings from mining operations	(8.1)	(8.7)	(41.0)	(15.3)
Sustaining capital expenditures	$7.2	$3.9	$20.1	$12.2

(1)	Includes pre-commercial production in Q1 2018 and payable ounces in lead/silver concentrate.

(2)	Payable metal produced.

Olympias produced 37,410 ounces of gold in 2019, a decrease from 46,750 ounces in 2018. The lower-than-expected production in 2019 was primarily due to reduced tonnage fed to the processing plant as a result of limited ore production from underground ore stopes, combined with a lower average head grade. In the second half of 2019, measures to increase production volumes were introduced in key areas of the operation and supported a ramp-up of production. These measures included increased capital development resources and other operational improvement initiatives. These initiatives, combined with higher head grade, resulted in Q4 2019 production of 12,617 ounces of gold, despite production being negatively impacted by a two-day shutdown in December as a result of flooding caused by severe rainstorms. Silver and lead production increased in 2019 as compared to 2018 as a result of significantly higher process recoveries despite the reduced tonnage fed to the processing plant.
Gold revenue increased to $57.8 million in 2019 from $41.5 million in 2018 and to $17.7 million in Q4 2019 from $7.7 million in Q4 2018 as a result of increased sales volumes and higher gold prices in the second half of 2019. Silver and base metal revenue increased to $34.8 million in 2019 from $27.1 million in 2018 due to timing of sales and improved grade and recoveries. Olympias sold 43,668 ounces of gold in 2019, which included gold concentrate inventory that had been produced in 2018. Gold sales in Q4 2018 were negatively impacted by weaker production as a result of challenges in blending ore feed to the mill which led to weaker metallurgical performance.
Cash operating costs per ounce sold increased to $1,286 in 2019 from $764 in 2018. The significant increase in 2019 was due to lower production volumes combined with higher concentrate treatment charges due to changes in market conditions. Increased concentrate treatment charges are expected to continue through 2020. Cash operating costs per ounce sold increased to $1,331 in Q4 2019 from $1,237 in Q4 2018. The increase was due to lower silver and base metal revenue in Q4 2019, which reduce cash operating costs as by-product credits.
AISC per ounce sold increased to $1,837 in 2019 from $1,297 in 2018 as a result of the increase in cash operating cost per ounce sold, combined with an increase in sustaining capital to $20.1 million in 2019. Sustaining capital expenditure in 2019 was primarily incurred to advance underground development. AISC per ounce sold of $1,986 in Q4 2019 reflected higher sustaining capital spending to advance underground development.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Stratoni

Operating Data	3 months ended December 31,		12 months ended December 31,
	2019	2018	2019	2018
Tonnes milled	45,215	35,420	174,866	146,726
Pb head grade	4.8%	6.5%	5.0%	6.7%
Zn head grade	8.5%	9.1%	8.3%	9.3%
Tonnes of concentrate produced	9,706	8,630	37,153	37,091
Tonnes of concentrate sold	9,668	12,184	39,840	34,764
Average realized concentrate price ($/t sold) (1)	$1,089	$1,090	$1,193	$1,204
Cash operating costs ($/t of concentrate sold)	$1,423	$1,113	$1,331	$1,135
Financial Data
Concentrate revenues	$10.5	$13.3	$47.5	$41.9
(Loss) earnings from mining operations	(4.0)	(0.3)	(7.3)	1.4
Sustaining capital expenditures	$4.5	$0.0	$9.3	$0.0

(1)	Average realized price includes mark to market adjustments.

Stratoni produced 37,153 tonnes of concentrate during 2019, a slight increase from 37,091 tonnes in 2018. 2019 production reflected an increase in tonnes milled that was largely offset by reduced head grades. Stronger throughput in Q4 2019 resulted in 9,706 tonnes of concentrate produced, despite production being negatively impacted by a two-day shutdown in December as a result of flooding caused by severe rainstorms.
Concentrate revenues increased to $47.5 million in 2019 from $41.9 million in 2018 reflecting higher tonnes sold in 2019 as a result of the timing of concentrate sales and a slightly higher average realized concentrate price. 39,840 tonnes of concentrate were sold in 2019, including concentrate inventory that had been produced in 2018. Revenue decreased to $10.5 million in Q4 2019 from $13.3 million in Q4 2018 due to lower sales volumes and a lower average realized concentrate price.
Cash operating costs per tonne sold increased to $1,331 in 2019 from $1,135 in 2018 primarily as a result of higher concentrate treatment charges in the second half of the year. Cash operating costs per tonne sold were $1,423 in Q4 2019 and were negatively impacted by increased concentrate treatment charges. The increase in cash operating costs in 2019 resulted in losses from mine operations in 2019.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Development Projects
Skouries – Greece
In September 2019, electromechanical installation permit approvals were received from the Greek Ministry of Energy, Environment and Climate Change allowing for the installation of mechanical and electrical equipment at the flotation plant to be completed as well as the installation of additional surface facilities. In October 2019, the Company received approval for the Skouries building permit which will allow the Company to begin installation of the Skouries mill building. Additionally, consent to relocate an ancient mining furnace from the Skouries open pit area was received from the Central Archaeological Council. While Skouries continues to remain on care and maintenance pending a full re-start of construction, certain construction activities that were suspended in 2017, including construction of the mill building, were initiated in Q4 2019 and are intended to be completed in early 2020 to protect the plant assets. Capital expenditure totalled $0.8 million in 2019.
Eldorado continues to work with the Greek government to achieve the necessary terms and conditions required to re-start full construction at Skouries. These include approval to implement dry stack tailings at Skouries, a stable regulatory framework and assurances that provide appropriate foreign direct investor protection and dispute resolution as well as regulatory approval for subsequent permits and technical studies.
Spending on care and maintenance activities totalled $7.9 million in 2019, including $2.2 million in Q4 2019, and was included in mine standby costs.
Perama Hill – Greece
Work was re-initiated on the project which was largely on hold since 2014. Work began on updating the economic models reflecting current construction and equipment costs along with mine planning with respect to updating operating costs and gold price. A project review is underway to evaluate the site conditions and project designs evaluating changes in legislation, best practices, and possible optimizations of the site and process. The permitting documentation is being reassessed and updated; after establishing the current requirements a revised path forward and schedule for the project will be developed.
Tocantinzinho Project – Brazil
In August 2019, an updated technical report was completed for Tocantinzinho with an effective date of June 21, 2019 and filed on SEDAR. Highlights of the study at an estimated gold price of $1,300 include an IRR of 13.4% and an NPV of $216 million at a 5% discount rate. At an estimated gold price of $1,500, IRR is 19.7% with an NPV of $409 million at a 5% discount rate. Capital expenditure totaled $3.5 million in 2019, including $0.8 million in Q4 2019.
Vila Nova – Brazil
In July 2019, the Company executed a sale agreement for the Vila Nova iron ore mine for consideration of $9 million in cash and subject to the purchaser securing financing and other standard closing conditions. The sale was not completed and the Company is currently in discussions with other potential purchasers. Vila Nova was placed on care and maintenance at the end of 2014 pending a recovery of iron ore prices. Accordingly, an $11.7 million partial reversal of impairment relating to property, plant and equipment and iron ore inventory was recorded in income in Q2 2019 to record these assets at their estimated fair value based on the expected sale consideration. Spending totalled $2.1 million in 2019, including $0.2 million in Q4 2019, and was included in mine standby costs.
Certej Project – Romania
Process optimization design work advanced in 2019 focused on investigating flotation recoveries at lower mass pull. Some minor construction work as well as environmental monitoring continued at the site. Spending totalled $4.9 million in 2019, including $1.3 million in Q4 2019, and was included in exploration and evaluation expenditure. The Company is currently evaluating strategic options for Certej.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Exploration and Evaluation
Exploration and evaluation expenditures in 2019 were primarily related to:

•	brownfields resource expansion programs at the Company's operations in Canada, Turkey and Greece;

•	project generation and early-stage projects in Turkey; and

•	process optimization work at the Certej Project in Romania (see section - Development Projects).
Exploration and evaluation expenditure is expensed when it relates to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditure is capitalized once there is sufficient evidence to support the probability of generating positive economic returns.
In 2019, exploration and evaluation expense totalled $14.6 million relating primarily to Certej, Turkey and Lamaque, and included $4.0 million of expense in Q4 2019. In 2019, $10.9 million was capitalized relating to resource expansion programs primarily at Lamaque, Efemcukuru, Stratoni and Olympias, including $2.7 million capitalized in Q4 2019. In 2019, the Company completed a total of 82,230 metres of drilling, of which 28,111 metres were completed in Q4 2019.
At Lamaque, 46,262 metres of drilling were completed in 2019, with 12,925 metres of drilling completed during Q4 2019 focused on resource expansion in the lower Triangle Deposit and testing nearby early-stage targets. Drilling results included new stepout intercepts on the C7, C9, C9b and C10 zones, as well as further delineation of stockwork-hosted mineralized zones. Much of the drilling in Q4 2019 focused on the newly-discovered Ormaque Zone, located midway between the Triangle Mine and the Sigma Mill. High-grade gold mineralization at Ormaque occurs within networks of gently-dipping quartz-tourmaline-carbonate vein similar to those mined historically in part of the Sigma Deposit. Drilling during Q4 2019 at the Vein 6 zone tested stepouts from high-grade historical drill intercepts.
At Efemcukuru, 32,260 metres of drilling were completed in 2019, with 6,865 metres of drilling completed during Q4 2019 on the Kokarpinar vein systems and on vein targets in the footwall to the Kestane Beleni vein system. This included stepout drilling of inferred resource zones at Kokarpinar South, and delineation drilling at Kokarpinar Middle.
At Stratoni, 5,533 metres of drilling were completed in 2019. In Q4 2019, exploration activity at Stratoni focused on developing underground access to enable further resource expansion drilling targeting downdip extensions of the Mavres Petres orebody. 2,015 metres of drilling was also completed at the nearby Vathilakkas skarn prospect during the quarter.
At Olympias, 4,032 metres of drilling were completed during 2019, including 2,979 metres completed in Q4 2019. This drilling tested targets peripheral to the main ore zones within and along contacts of the host marble units at the mine.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Quarterly Results

	2019	2019	2019	2019	2018	2018	2018	2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	$191.9	$172.3	$173.7	$80.0	$92.8	$81.1	$153.2	$131.9
Impairment charges (reversals), net of tax	(68.2)	—	(11.7)	–	234.4	94.1	–	–
Net earnings (loss) (1)	$91.2	$4.2	$12.2	($27.0)	($218.2)	($128.0)	($24.4)	$8.7
Net earnings (loss) per share (1)
- basic	0.57	0.03	0.08	(0.17)	(1.38)	(0.81)	(0.15)	0.06
- diluted	0.56	0.03	0.08	(0.17)	(1.38)	(0.81)	(0.15)	0.06

(1)	Attributable to shareholders of the Company.

Revenue and earnings were impacted by delayed shipments of Efemcukuru concentrate in Q1 2019 that were completed in Q2 2019. This timing issue resulted in lower sales volumes in Q1 2019 and higher sales volumes in Q2 2019.
The commencement of commercial operations at Lamaque in Q2 2019 and at Olympias in Q1 2018 impacted both revenue and net earnings (loss) in the respective subsequent periods. The suspension of placement of new ore on the Kisladag heap leach pad negatively impacted revenue and net earnings in the second half of 2018 and in the first half of 2019.
Net earnings in Q3 2018 and Q4 2018 were negatively impacted by impairments of the Company's assets in Greece and Turkey. Net earnings in Q2 2019 and Q4 2019 were positively impacted by impairment reversals relating to Vila Nova and Kisladag, respectively.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities increased to $165.8 million as at December 31, 2019 from $67.5 million as at December 31, 2018. The increase was primarily a result of higher sales volumes and a higher average realized gold price. Interest payments of $35.5 million were made in 2019, including $16.8 million in Q4 2019, primarily relating to the $300 million senior secured notes. Taxes paid of $36.2 million in 2019 primarily related to operations in Turkey, mining duties for the Lamaque mine and withholding tax on the repatriation of earnings.
The positive working capital change in 2019 reflects an increase in accounts payable, a decrease in accounts receivable and an increase in inventories. The movements in accounts payable and accounts receivable include income and refundable sales taxes. The increase in inventory primarily relates to the Kisladag heap leach pad as new material was added following the resumption of mining and stacking activities in April 2019.
Investing Activities
The Company invested $214.5 million in capital expenditures on a cash basis in 2019.
Sustaining capital expenditure at producing mines, including capitalized leases, totalled $108.2 million in 2019. Growth and development project capital expenditure was $62.0 million in 2019, of which $31.5 million related to Lamaque and primarily included the completion of construction, acquisition of mobile equipment, capitalized interest and is inclusive of $12.2 million of net proceeds from pre-commercial production. Capitalized evaluation expenditures totalled $10.9 million in 2019 related to resource expansion drilling programs. Differences between capital expenditures on a cash basis and an accrual basis primarily reflect the timing of payments and equipment purchased through leasing arrangements.
Payments of interest attributable to the financing of project construction or development is capitalized for accounting purposes and included in investing activities. $3.8 million of capitalized interest was paid in Q1 2019 relating to Lamaque. No interest was capitalized in the remainder of 2019 following the commencement of commercial operations at Lamaque in April 2019 and the transfer of Skouries to care and maintenance at the end of 2018.
Investment in capital expenditure in 2019 was partially offset by a release of $10.6 million of restricted cash used to secure certain reclamation obligations in connection with the Company's operations that are now secured under the Company's revolving credit facility.
Financing Activities
On September 26, 2019, the Company established an at-the-market equity program (the "ATM Program") which allows the Company to issue up to $125 million of common shares from treasury from time to time at prevailing market prices. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company's sole discretion, subject to applicable regulatory limitations. The ATM Program will be effective until September 26, 2021.
As at December 31, 2019, 6,104,958 common shares were issued under the ATM Program at an average selling price of $7.87 per share. Gross proceeds from the common shares issued in Q4 2019 were $48.0 million and net proceeds were $47.2 million, after deducting $0.8 million of fees paid to the sales agent. $1.0 million of additional costs were also incurred with the establishment of the ATM Program. The Company received $40.7 million in cash from the ATM Program in Q4 2019 with an additional $6.5 million recorded in accounts receivable representing cash not yet transferred from the sales agent for shares issued in late December 2019.
On June 5, 2019, the Company completed an offering of $300 million senior secured second lien notes (the "senior secured notes”) at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. In May 2019, the Company also executed a $450 million amended and restated senior secured credit facility (“the third amended and restated credit agreement” or “TARCA”), consisting of:

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

•	a $200 million non-revolving term loan repayable in six equal semi-annual payments commencing June 30, 2020 (the "term loan"); and

•	a $250 million revolving credit facility with a maturity date of June 5, 2024.
Net proceeds from the senior secured notes and term loan, together with $100 million of cash on hand, were used to redeem in whole for cash the Company's existing $600 million 6.125% notes due December 2020. Accrued interest of $18.1 million was also paid upon redemption.
$300 million Senior Secured Second Lien Notes
The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019.The Company received $287.1 million from the offering, which is net of the original issue discount of $6.0 million, commission payment and certain transaction costs paid to or on behalf of the lenders totaling $6.9 million. The debt is also presented net of transaction costs of $2.7 million incurred directly by the Company in conjunction with the offering. The original discount, commission payment and transaction costs will be amortized over the term of the senior secured notes and included as finance costs. Net proceeds from the senior secured notes were used to redeem in part the Company’s outstanding $600 million 6.125% senior notes due December 15, 2020.
The senior secured notes are secured on a second lien basis by a general security agreement from the Company by the Company’s real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Integra Gold Corp. and Integra Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
The senior secured notes are redeemable by the Company in whole or in part, for cash:

i)
At any time prior to December 1, 2021 at a redemption price equal to the sum of 100% of the aggregate principal amount of the senior secured notes, plus accrued and unpaid interest, and plus a premium equal to (a) the greater of 1% of the principal amount of the senior secured notes to be redeemed and (b) the difference between (i) the outstanding principal amount of the senior secured notes to be redeemed and (ii) the present value of the redemption price of the senior secured notes on December 1, 2021 plus the remaining interest to December 1, 2021 discounted at the treasury yield plus 50 basis points.

ii)
At any time prior to December 1, 2021 up to 35% of the original principal amount of the senior secured notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 109.5% of the aggregate principal amount of the senior secured notes redeemed, plus accrued and unpaid interest.

iii)
On and after the dates provided below, at the redemption prices, expressed as a percentage of the principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the senior secured notes:

December 1, 2021               107.125%
December 1, 2022 and thereafter    100.000%
The redemption features described above constitute an embedded derivative which was separately recognized at its fair value of $1.4 million on initial recognition of the senior secured notes and recorded in other assets. The embedded derivative is classified as fair value through profit and loss. The change in fair value as at December 31, 2019 is $4.2 million.
The senior secured notes contain covenants that restrict, among other things, the ability of the Company to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at December 31, 2019.
The fair market value of the senior secured notes as at December 31, 2019 is $324 million.
$450 million Senior Secured Credit Facility
The TARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum EBITDA to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants at December 31, 2019.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. The Company’s current interest charges and fees are as follows: LIBOR plus margin of 2.75% on the term loan and any amounts drawn from the revolving credit facility; two thirds the applicable margin (1.8333%) on non-financial letters of credit secured by the revolving credit facility and 0.6875% standby fees on the available and undrawn portion of the revolving credit facility.
The TARCA is secured on a first lien basis by a general security agreement from the Company, the Company's real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Integra Gold Corp. and Integra Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
The term loan is presented net of transaction costs of $2.7 million incurred in conjunction with the amendment. The transaction costs will be amortized over the term of the term loan and included in finance costs.
Fees of $3.3 million relating to the undrawn revolving credit facility have been recorded in other assets and will be amortized over the term of the TARCA. As at December 31, 2019, the prepaid loan cost was $2.9 million (December 31, 2018 – $0.7 million).
Unamortized deferred financing costs of $0.5 million relating to the ARCA were expensed as interest and financing costs on the amendment date.
No amounts were drawn down under the revolving credit facility in 2019 and as at December 31, 2019, the balance is nil.
Capital Resources

	2019	2018
Cash, cash equivalents and term deposits	$181.0	$293.0
Working capital	205.9	373.0
Restricted collateralized accounts	—	0.3
Debt – long-term	$479.7	$596.0

At December 31, 2019, the Company had unrestricted cash and cash equivalents and term deposits of $181.0 million compared to $293.0 million at December 31, 2018. The decrease is primarily due to cash used for capital investment, for the refinancing of the Company's $600 million 6.125% notes due December 2020 and was partially offset by $40.7 million of cash received through shares issued under the Company's ATM program.
At December 31, 2019, the Company has $185.5 million available under its $250 million revolving credit facility. As at December 31, 2019, the Company has outstanding EUR 57.6 million and CAD $0.4 million ($64.5 million) in non-financial letters of credit. The non-financial letters of credit were issued to secure certain obligations in connection with the Company's operations and reduce availability under the revolving credit facility by corresponding amounts. Concurrent to the establishment of the facility, $10.7 million of restricted cash was released that had previously been held to secure letters of credit.
Working capital at December 31, 2019 excludes $12.5 million of assets and $4.3 million of liabilities relating to Vila Nova that have been classified as held-for-sale.
Management believes that the working capital of $205.9 million as at December 31, 2019, together with future cash flows from operations and access to the undrawn revolving credit facility, if required, are sufficient to support the Company's planned and foreseeable commitments for the next twelve months.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Contractual Obligations
Material contractual obligations as at December 31, 2019 are outlined below:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt (1)	$66.7	$133.3	—	$300.0	$500.0
Purchase obligations	31.9	0.9	0.3	—	33.0
Lease commitments	10.7	14.8	3.0	1.2	29.7
Mineral properties	5.4	10.9	10.9	13.1	40.3
Asset retirement obligations	1.8	10.4	0.1	101.6	113.9
Totals	$116.4	$170.2	$14.3	$415.9	$716.9

(1)	Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior secured notes and term loan. Purchase obligations relate primarily to mine development expenditures at Olympias and mine operating costs at Kisladag. Upon adoption of IFRS 16, leases for various assets including equipment, offices and properties that had previously been classified as operating or financing leases under IAS 17 have been combined into a single classification line above. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resources contained in that land. The table does not include interest on debt.
As at December 31, 2019, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 17,000 dry metric tonnes of zinc concentrate, 2,750 dry metric tonnes of lead/silver concentrate, and 96,000 dry metric tonnes of gold concentrate, during the year ended December 31, 2020.
As at December 31, 2019, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 61,000 dry metric tonnes of gold concentrate through the year ending December 31, 2020.
In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometers around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of $3.90 and the prevailing market price per ounce, adjusted higher by 1% every year. The agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. 20,000 meters of expansion drilling was reached during the second quarter of 2019 and in accordance with the terms of the agreement, the fixed price has been adjusted by an additional $2.50 per ounce. Accordingly, the fixed price as of July 1, 2019 is equal to $9.27 per ounce.
The Company operates defined benefit pension plans in Canada including a registered pension plan (“the Pension Plan”) and a Supplemental Pension Plan (“the SERP”). These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and are made at or in excess of minimum requirements prescribed by legislation. On December 13, 2019, the Company resolved to wind-up the Pension Plan and the SERP. The wind-up of the Pension Plan is expected to be completed during 2020 and is subject to approval by the Canada Revenue Agency. Any gain or loss on settlement will be recognized in 2020. No contributions were made to the Pension Plan and the SERP during 2019 (2018 – $nil). For the year 2020, no contributions are expected to be made to the Pension Plan and the SERP.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Outstanding Share Information

Common Shares Outstanding (1)

- as of February 20, 2020	164,969,990
- as of December 31, 2019	164,963,324
Share purchase options - as of February 20, 2020 (Weighted average exercise price per share: Cdn$14.08)	5,684,500

(1)	Includes treasury stock.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Non-IFRS Measures
The Company has included certain non-IFRS measures in this MD&A, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. The Company discloses cash operating costs and cash operating costs per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q4 2019	Q4 2018	2019	2018
Production costs (1)	$97.2	$59.9	$334.8	$269.4
Stratoni production costs (2)	(13.7)	(13.7)	(53.8)	(40.5)
Production costs – excluding Stratoni	83.5	46.2	281.1	228.9
By-product credits	(6.0)	(7.1)	(39.3)	(31.3)
Royalty expense and production taxes	(3.7)	(2.4)	(13.7)	(7.4)
Cash operating costs	$73.8	$36.8	$228.0	$190.2
Gold ounces sold	118,902	58,856	374,902	304,256
Cash operating cost per ounce sold	$621	$626	$608	$625

(1)	Includes inventory write-downs.

(2)	Base metals production

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended December 31, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$26.0	($0.4)	$0.1	($4.9)	$20.9	49,529	$421
Lamaque (2)	19.5	(0.2)	—	1.4	20.7	31,293	663
Efemcukuru	12.8	(0.7)	3.6	(0.1)	15.5	25,530	608
Olympias	23.4	(4.7)	3.6	(5.5)	16.7	12,550	1,331
Total consolidated	$81.7	($6.0)	$7.3	($9.2)	$73.8	118,902	$621

(1)	Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

(2)	Excludes ounces sold and associated costs for pre-commercial production sales.

Reconciliation of Cash Operating costs and Cash Operating Cost per ounce sold, by asset, for the year ended December 31, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$90.9	($1.2)	$0.4	($29.8)	$60.3	138,737	$435
Lamaque (2)	51.3	(0.5)	0.1	(2.6)	48.3	86,745	556
Efemcukuru	49.4	(2.8)	15.0	1.7	63.3	105,752	599
Olympias	74.1	(34.8)	11.3	5.6	56.2	43,668	1,286
Total Consolidated	$265.7	($39.3)	$26.8	($25.2)	$228.0	374,902	$608

(1)
Inventory change adjustments result from timing differences between when inventory is produced and when it is sold. The significant negative change related to Kisladag reflects mining, crushing and stacking costs that were allocated to heap leach inventory in the period and will be expensed in future periods when the related ounces are recovered and sold.

(2)	Excludes ounces sold and associated costs for pre-commercial production sales.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended December 31, 2018:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$10.3	($0.3)	$0.1	$5.3	$15.4	28,202	$547
Efemcukuru	12.0	(0.6)	1.5	(0.3)	12.6	23,528	535
Olympias	17.2	(6.3)	1.7	(3.7)	8.8	7,126	1,237
Total consolidated	$39.5	($7.1)	$3.2	$1.2	$36.8	58,856	$626

(1)	Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Reconciliation of Cash Operating costs and Cash Operating Cost per ounce sold, by asset, for the year ended December 31, 2018:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$61.4	($1.2)	$0.6	$53.0	$113.7	171,741	$662
Efemcukuru	45.6	(2.9)	6.2	0.9	49.8	97,485	511
Olympias	63.4	(27.1)	7.7	(17.3)	26.8	35,030	764
Total Consolidated	$170.4	($31.3)	$14.5	$36.6	$190.2	304,256	$625

(1)
Inventory change adjustments result from timing differences between when inventory is produced and when it is sold. The significant positive change related to Kisladag reflects mining, crushing and stacking costs incurred in previous periods that were allocated to heap leach inventory.These costs are recognized in the period shown as the related ounces were produced and sold. The significant negative change related to Olympias reflects a build-up of concentrate inventory in late 2018 that was sold in early 2019.

Total Cash Costs, Total Cash Costs per ounce sold
Total cash costs and total cash costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. The Company defines total cash costs as the sum of cash operating costs (as defined and calculated above) and royalties and production taxes. Total cash costs per ounce sold is based on ounces sold and is calculated by dividing total cash costs by volume of gold ounces sold. The Company discloses total cash costs and total cash costs per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Total cash costs and total cash costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q4 2019	Q4 2018	2019	2018
Cash operating costs	$73.8	$36.8	$228.0	$190.2
Royalties and production taxes	3.7	2.4	13.7	7.4
Total cash costs	$77.6	$39.1	$241.7	$197.6
Gold ounces sold	118,902	58,856	374,902	304,256
Total cash costs per ounce sold	$652	$666	$645	$650

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. The Company defines AISC as the sum of total cash costs (as defined and calculated above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.
AISC per ounce sold is based on ounces sold and is calculated by dividing AISC by volume of gold ounces sold.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q4 2019 (1)	Q4 2018	2019 (1)	2018
Total cash costs	$77.6	$39.1	$241.7	$197.6
Corporate and allocated G&A	8.2	12.3	34.2	44.3
Exploration and evaluation costs	3.8	1.3	9.5	2.8
Reclamation costs and amortization	1.3	0.6	4.6	3.1
Sustaining capital expenditure	41.1	17.2	97.4	54.4
AISC	$132.0	$70.6	$387.5	$302.3
Gold ounces sold	118,902	58,856	374,902	304,256
AISC per ounce sold	$1,110	$1,200	$1,034	$994

(1)	Excludes ounces sold and associated costs for pre-commercial production sales at Lamaque (2018, Q1 2019) and at Olympias (Q1 2018 only).

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended December 31, 2019:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$20.9	$2.1	$23.0	$0.1	$—	$0.8	$6.7	$30.5	49,529	$616
Lamaque (1)	20.7	0.4	21.2	—	1.6	0.1	17.0	39.8	31,293	1,273
Efemcukuru	15.5	0.9	16.4	—	1.8	0.2	10.2	28.6	25,530	1,122
Olympias	16.7	0.3	17.0	—	0.4	0.3	7.2	24.9	12,550	1,986
Corporate (2)	—	—	—	8.1	—	—	—	8.1	—	68
Total consolidated	$73.8	$3.7	$77.6	$8.2	$3.8	$1.3	$41.1	$132.0	118,902	$1,110

(1)
Excludes ounces sold and associated cash operating costs for pre-commercial production sales. Royalties, exploration costs and sustaining capital have also been adjusted to exclude a portion attributed to pre-commercial production sales in the period.

(2)
Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the year ended December 31, 2019:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$60.3	$4.7	$65.0	$0.2	$—	$2.3	$14.7	$82.3	138,737	$593
Lamaque (1)	48.3	2.0	50.2	—	4.9	0.2	38.2	93.5	86,745	1,078
Efemcukuru	63.3	4.8	68.1	0.1	4.0	0.9	24.5	97.6	105,752	923
Olympias	56.2	2.2	58.4	—	0.6	1.2	20.1	80.2	43,668	1,837
Corporate (2)	—	—	—	33.9	—	—	—	33.9	—	90
Total consolidated	$228.0	$13.7	$241.7	$34.2	$9.5	$4.6	$97.4	$387.5	374,902	$1,034

(1)
Excludes ounces sold and associated cash operating costs for pre-commercial production sales. Royalties, exploration costs and sustaining capital have also been adjusted to exclude a portion attributed to pre-commercial production sales in the period.

(2)
Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended December 31, 2018:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$15.4	$1.1	$16.5	$0.8	$—	$0.2	$4.2	$21.7	28,202	$770
Efemcukuru	12.6	1.1	13.7	0.6	0.9	0.2	9.1	24.5	23,528	1,041
Olympias	8.8	0.2	9.0	1.0	0.4	0.2	3.9	14.5	7,126	2,038
Corporate (1)	—	—	—	9.9	—	—	—	9.9	—	168
Total consolidated	$36.8	$2.4	$39.1	$12.3	$1.3	$0.6	$17.2	$70.6	58,856	$1,200

(1)
Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the year ended December 31, 2018:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$113.7	$3.5	$117.3	$3.2	$—	$1.3	$17.8	$139.5	171,741	$812
Efemcukuru	49.8	2.9	52.6	1.8	1.6	0.8	24.4	81.3	97,485	834
Olympias	26.8	1.0	27.8	3.3	1.2	1.0	12.2	45.4	35,030	1,297
Corporate (1)	—	—	—	36.0	—	—	—	36.0	—	118
Total consolidated	$190.2	$7.4	$197.6	$44.3	$2.8	$3.1	$54.4	$302.3	304,256	$994

(1)
Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q4 2019	Q4 2018	2019	2018
General and administrative expenses (from consolidated statement of operations)	$6.5	$13.7	$29.2	$46.8
Add:
Share based payments expense	2.3	1.2	10.4	7.0
Employee benefit pension plan expense from corporate and operating gold mines	1.2	1.2	2.7	3.6
Less:
General and administrative expenses related to non-gold mines and in-country offices (1)	(0.3)	(4.8)	(1.9)	(17.0)
Depreciation in G&A	(0.5)	—	(2.2)	—
Business development	(0.3)	(0.8)	(1.7)	(1.9)
Development projects	(0.7)	(0.7)	(2.6)	(2.4)
Adjusted corporate general and administrative expenses	$8.1	$9.8	$33.9	$36.0
Kisladag allocated G&A (1)	0.1	0.8	0.2	3.2
Efemcukuru allocated G&A (1)	—	0.6	0.1	1.8
Olympias allocated G&A (1)	—	1.0	—	3.3
Corporate and allocated general and administrative expenses per AISC	$8.1	$12.3	$34.2	$44.3

(1)
In 2018, general and administrative expenses related to in-country offices that support operating mine sites are re-allocated to individual mine sites. In 2019, these expenses are included in production costs.

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q4 2019	Q4 2018	YTD 2019	YTD 2018
Exploration and evaluation expense (from consolidated statement of operations)	$4.0	$7.2	$14.6	$33.8
Add:
Capitalized evaluation cost related to gold mines	2.0	1.3	7.2	2.8
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(2.1)	(7.2)	(12.3)	(33.8)
Exploration costs per AISC	$3.8	$1.3	$9.5	$2.8

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q4 2019	Q4 2018	YTD 2019	YTD 2018
Asset retirement obligation accretion (from notes to the consolidated financial statements)	$0.6	$0.5	$2.5	$2.0
Add:
Depreciation related to asset retirement obligation assets	0.9	0.3	2.9	1.7
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.8)	(0.6)
Reclamation costs and amortization per AISC	$1.3	$0.6	$4.6	$3.1

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Sustaining and Growth Capital
Sustaining capital and growth capital are non-IFRS measures. The Company defines sustaining capital as capital required to maintain current operations at existing levels. Sustaining capital does not include expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines. Sustaining capital also excludes capitalized interest. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Reconciliation of Sustaining Capital and Growth Capital:

	Q4 2019	Q4 2018	YTD 2019	YTD 2018
Additions to property, plant and equipment (from notes to the consolidated financial statements)	$66.4	$104.3	$181.1	$328.2
Growth and development project capital expenditure	(18.0)	(72.6)	(58.2)	(230.8)
Capitalized evaluation expenditure	(2.7)	(1.7)	(10.9)	(6.2)
Capitalized interest	—	(12.7)	(3.8)	(36.8)
Sustaining leases	(0.1)	—	(1.5)	—
Sustaining capital expenditure Stratoni (1)	(4.5)	—	(9.3)	—
Sustaining capital expenditure at operating gold mines	$41.1	$17.2	$97.4	$54.4

(1)	Base metals production.

Average Realized Gold Price per ounce sold
In the gold mining industry, average realized gold price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue. Average realized gold price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total gold revenues realized in a period from current operations.
Average realized gold price per ounce sold is reconciled for the periods presented as follows:

	Q4 2019	Q4 2018	YTD 2019	YTD 2018
Revenue	$191.9	$92.9	$617.8	$459.0
Less non-gold revenue	($16.5)	($19.7)	($86.9)	($73.1)
Gold revenue	$175.4	$73.3	$530.9	$386.0
Gold oz sold	118,902	58,856	374,902	304,256
Average realized gold price per ounce sold	$1,475	$1,245	$1,416	$1,269

Adjusted Net Earnings (Loss) Attributable to Shareholders
Adjusted net earnings (loss) and adjusted net earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings (loss) is defined as net earnings (loss) adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments and reversals; foreign exchange on deferred tax balances; changes in tax rates; gain (loss) on embedded derivatives; gain (loss) on disposal of assets; write-down of inventory; transaction costs; executive severance payments; gain (loss) on sale of securities, and other non-recurring items. Adjusted net earnings (loss) per share is calculated using the weighted average number of shares outstanding for adjusted net earnings (loss) per share.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q4 2019	Q4 2018	YTD 2019	YTD 2018
Net earnings (loss) attributable to shareholders of the Company	$91.2	($218.2)	$80.6	($361.9)
Impairment (reversal) of property, plant and equipment, net of tax	(68.2)	234.4	(79.9)	328.4
Loss (gain) on foreign exchange translation of deferred tax balances	1.6	(7.9)	10.4	30.9
(Gain) loss on deferred tax due to changes in Greek tax rate	(7.2)	(25.0)	(7.2)	(25.0)
(Gain) loss on redemption option derivative	(4.2)	—	(4.2)	—
(Gain) loss on disposal of assets, net of tax	(0.2)	—	(7.4)	—
Write-down of inventory, net of tax	1.2	1.0	2.5	1.5
Write-down of assets (1)	6.3	—	6.3	—
Transaction costs, net of tax (2)	—	—	3.6	—
Other non-recurring items (3)	—	(3.3)	1.1	(2.5)
Total adjusted net earnings (loss)	$20.3	($18.9)	$5.6	($28.6)
Weighted average shares outstanding	160,204	158,404	158,856	158,509
Adjusted net earnings (loss) per share ($/share)	$0.13	($0.11)	$0.04	($0.17)

(1)	Non recurring write-downs in Q4 2019 included assets at Stratoni as well as assets damaged by flooding at Skouries and Olympias.

(2)	$3.6 million of unamortized transaction costs relating to the debt redeemed in June 2019 were expensed in full in Q2 2019.

(3)	Other non-recurring items in 2019 include severance costs and in 2018 include gains on the sale of available-for sale securities, severance costs, and other individually insignificant items.

EBITDA, Adjusted EBITDA
EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA includes net pre-commercial production proceeds and removes the impact of impairments or reversals of impairments, severance costs and other non-cash expenses or recoveries. In addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and therefore are not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Reconciliation of Net Earnings (Loss) before tax to EBITDA and Adjusted EBITDA:

	Q4 2019	Q4 2018	YTD 2019	YTD 2018
Earnings (loss) before income tax	$98.6	($346.3)	$113.5	($466.1)
Depreciation, depletion and amortization (1)	52.4	22.2	155.3	105.7
Interest income	(0.4)	(2.1)	(2.8)	(7.7)
Finance costs	8.0	(1.8)	45.3	6.3
EBITDA	$158.7	($327.9)	$311.3	($361.8)
Impairment (reversal of impairment) of mining interests	(85.2)	330.2	(96.9)	447.8
Share-based payments	2.3	1.2	10.4	7.0
Other write-down of assets (2)	6.3	—	6.3	—
(Gain) loss on disposal of assets	(1.7)	0.3	(8.7)	0.1
Proceeds on pre-commercial production sales, net	—	5.2	12.2	6.5
Severance costs	—	—	1.1	—
Adjusted EBITDA (3)	$80.3	$9.0	$235.6	$99.6

(1)	Includes depreciation within general and administrative expenses.

(2)	Non recurring write-downs in Q4 2019 included assets at Stratoni as well as assets damaged by flooding at Skouries and Olympias.

(3)
2018 periods have been adjusted to conform with 2019 presentation by including adjustments relating to net proceeds of pre-commercial production and by removing adjustments relating to inventory change, inventory write-downs and normal course asset write-downs.

Working Capital
Working capital is a non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital does not include assets held for sale and liabilities associated with assets held for sale. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.
Working capital for the periods highlighted is as follows:

	As at December 31, 2019	As at December 31, 2018
Current assets	$423.4	$514.7
Current liabilities	217.5	141.7
Working capital	$205.9	$373.0

Cash Flow from Operations before Changes in Working Capital
The Company uses cash flow from operations (or operating activities) before changes in non-cash working capital to supplement its consolidated financial statements and exclude the period to period movement of non-cash working capital items, such as accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The Company believes this provides an alternative indication of its cash flow from operations and may be meaningful to investors in evaluating its past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated in accordance with IFRS.

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Managing Risk
Eldorado is involved in the exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. The Company faces a number of risks and uncertainties which could have a material adverse effect on its business, results of operations, financial condition and the Eldorado Gold share price.
Management monitors risk using a risk management review process. Management prepares a risk assessment report every quarter outlining the operational and financial risks. The Board reviews the report to evaluate and assess the risks that the Company is exposed to in various markets, and discusses the steps management takes to manage and mitigate them.
For more extensive discussion on risks and uncertainties refer to the Company’s current Annual Information Form ("AIF") for the year ended December 31, 2018, and those to be set out in the Company's AIF to be filed for the year ended December 31, 2019, for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.
The risks described below are not the only risks and uncertainties that the Company faces. Although the Company has done its best to identify the risks to its business, there is no assurance that it has captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that the Company currently does not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in the Company's forward-looking information, which could materially affect the Company's business, results of operations, financial condition and the Eldorado Gold share price.
Risks and uncertainties have been set out in the order of priority the Company believes is appropriate. Accordingly, this risks section should be reviewed in its entirety.
Geopolitical Climate
Many of its operations are located in foreign jurisdictions, and are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:

•	changing political conditions, geopolitical environment or governments;

•	expropriation;

•	timely receipt of necessary permits and authorizations;

•	renegotiation or nullification of existing rights, concessions, licenses, permits and contracts;

•	restrictions on foreign exchange, currency controls and repatriation of capital and profits;

•	mobility restrictions for personnel and contractors;

•	availability of procedural rights and remedies;

•	reliability of judicial recourse;

•	operation of the rule of law;

•	labour unrest;

•	extreme fluctuations in currency exchange rates;

•	high rates of inflation;

•	civil unrest or risk of civil war;

•	changes in law or regulation (including in respect of taxation and royalties);

•	changes in policies (including in respect of monetary and permitting);

•	terrorism;

•	activism;

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

•	hostage taking;

•	military repression; and

•	illegal mining.
The occurrence of any of these risks in the countries in which the Company operates could have a material adverse effect on its business, results of operations, financial condition and the Eldorado Gold share price.
The Company has two producing mines that are located in Turkey, which continues to experience heightened levels of political and economic instability partially due to regional geopolitical instability. Its operations have experienced no significant disruptions due to this instability and continue to operate under normal business conditions. However, there can be no assurance that the instability will not worsen, which may negatively affect its current and future operations in Turkey and may have a material adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.
The Company also has two operating mines and two development projects in Greece. Over the past few years, the Greek economy experienced a downturn that is ongoing. In addition, the implementation of a stabilization program agreed to by the Greek government has been the source of protest and civil unrest in the country. The long-term and short-term effects of such a position are relatively unknown. The state of the Greek economy has raised concerns about the risks of Greece defaulting on its debt and/or exiting from the European Economic Community and there is no assurance that the current economic situation could not get worse or that Greece does not adopt legal, regulatory or policy changes which may negatively affect the Company's current and future operations and plans in Greece and may have a material adverse effect on its business, results of operations, financial condition and price. Most recently, Greece has been performing well economically and are moving toward reduced or no restrictions being imposed by the European Union on their financial position. This may allow Greece to once again borrow money in the bond market, or elsewhere.
In addition, the Company has experienced significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, including in respect of Skouries. As a result, Skouries has been placed on care and maintenance and these delays have and continue to impact the Company’s business and financial condition.
Community Relations and Social License
Maintaining a positive relationship with the communities in which the Company operates is critical to continuing successful operation of its existing mines as well as construction and development of existing and new projects. Community support is a key component of a successful mining project or operation.
As a mining business, the Company may come under pressure in the jurisdictions in which it operates, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which the Company operates) benefit and will continue to benefit from the Company's commercial activities, and / or that the Company will operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. The Company may face opposition with respect to its current and future development and exploration projects which could materially adversely affect the business, results of operations, financial condition and the Eldorado Gold share price.
Community relations are impacted by a number of factors, both within and outside of the Company's control. Relations may be strained or social license lost by poor performance by the Company in areas such as health and safety, environmental impacts from the mine, increased traffic or noise. External factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward the Company and its operations.
Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work on the Company’s operations, and potentially pose a security threat to employees or equipment. Social license may also impact the Company's permitting ability, Company reputation and its ability to build positive community relationships in exploration areas or around newly acquired properties.

37

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Erosion of social license or activities of third parties seeking to call into question social license may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects. Productivity may be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities. The Company seeks to mitigate these risks through its commitment to operating in a socially responsible manner; however, there is no guarantee that efforts in this respect will mitigate these risks.
Natural Phenomena
a) Climate Change
The Company recognizes that climate change is an international and community concern which may affect its business and operations directly or indirectly. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation will not have an adverse effect on the Company's business, results of operations, financial condition and the Eldorado Gold share price.
Extreme weather events (such as prolonged drought or freezing, increased flooding, increased periods of precipitation and increased frequency and intensity of storms) have the potential to disrupt the Company's operations and the transport routes used. Where appropriate, the Company's facilities have developed plans for managing extreme weather conditions; however, extended disruptions could result in interruption to production which may adversely affect business results of operations, financial condition and the Eldorado Gold share price. The Company's facilities depend on regular and steady supplies of consumables (water, diesel fuel, reagents etc.) to operate efficiently. Operations also rely on the availability of energy from public power grids, which may be put under stress due to increased temperatures, or face service interruptions due to more extreme weather and climate events. Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption to the delivery of essential commodities or the Company's product, or otherwise effect the availability of essential commodities, or affect the prices of these commodities, then production efficiency may be reduced which may have adverse effects on the business, results of operations, financial condition and the Eldorado Gold share price.
b) Health Effects
The Company operates in a range of environments where employees, contractors and suppliers are at risk of injury from operations as well as disease or natural disasters. Heat related health risks such as exhaustion or exposure to hot climate diseases may become more common. If the Company's workforce is affected by high incidence of injury or the occurrence of disease or natural disasters, the facilities and treatments may not be available in the jurisdictions in which the Company operates to the same standard that one would expect in Canada, which could have an effect on the availability of sufficient personnel to run operations. This could result in a period of downtime or the Company may be subject to an order to cease operations, which could have an adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.
c) Social Effects
Climate change is perceived as a threat to communities and governments globally. Stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources (hydrocarbons, water etc.). This may attract social and reputational attention towards operations, which could have an adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.

38

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Liquidity and Financing Risk
Liquidity risk is the risk that the Company cannot meet its planned and foreseeable commitments, including operating and capital expenditure requirements. The Company may be exposed to liquidity risks if it cannot maintain its cash positions, cash flows or mineral asset base, or appropriate financing is not available on terms satisfactory to the Company. In addition, the Company may be unable to secure loans and other credit facilities, including maintaining or renewing the Note Indenture and Secured Credit Facility, in the future, and on terms the Company believes are favorable.
The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans.
Management believes that the working capital at December 31, 2019, together with future cash flows from operations and access to the undrawn revolving credit facility, if required, are sufficient to support the Company's planned and foreseeable commitments for the next twelve months. However, if planning and budgeting is materially different to that forecasted, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes to planning or budgeting, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans.
Costs of Development Projects
Substantial expenditures are required to establish proven and probable mineral reserves, determine the optimal metallurgical process to extract the metals from the ore and to plan and build mining and processing facilities for new properties. Once the Company has found ore in sufficient quantities and grades to be considered economic for extraction, then metallurgical testing is required to determine whether the metals can be extracted economically. There may be associated metals or minerals that make the extraction process more difficult. This would include graphite bearing minerals if the Company is trying to extract using cyanide and carbon to recover the gold. There may be minerals that behave like the precious metals that the Company is trying to recover that make the downstream metallurgical process more difficult. For instance, arsenic is often associated with gold, but requires a special process to be used in the smelter, which increases the treatment cost, or requires that the smelter uses blending of the high arsenic material with other lower arsenic materials to complete the smelting process. Any of these instances may result in problems in developing a process that will allow the Company to extract the ore economically. Alternatively, the ore may not be as valuable as anticipated due to the lower recoveries received or the penalties associated with extraction of deleterious materials that are sold as part of the saleable product.
The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are dependent on obtaining the governmental approvals necessary for the operation of a project, and the timeline to obtain these government approvals is often beyond the Company's control.
It is not unusual in the mining industry for mining operations to experience unexpected problems during the start- up phase of a mine, resulting in delays and requiring more capital than anticipated. As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns.
Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible and there is no assurance that any of the Company's development projects will become producing mines.
Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors, including:

•	estimated mineral reserves;

•	anticipated metallurgical recoveries;

•	environmental considerations and permitting;

•	future gold prices;

•	anticipated capital and operating costs for the projects; and

39

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

•	timely execution of development plan.
Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:

•	interpreting the geologic data obtained from drill holes and other sampling techniques;

•	feasibility studies that derive estimated cash operating costs based on:

•	the expected tonnage and grades of ore to be mined and processed;

•	the configuration of the ore body;

•	expected recovery rates of gold and other metals from the ore;

•	estimated operating costs; and

•	anticipated climate conditions and other factors.
It is therefore possible that actual cash operating costs and economic returns will differ significantly from what the Company estimated for a project before starting production.
It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays can often happen when production begins. In the past, the Company has adjusted its estimates based on changes to assumptions and actual results. There is no guarantee that such adjustments will alleviate the effects of such delays or problems. There is no assurance that the profitability or economic feasibility of a project will not be adversely affected by factors beyond the Company's control.
The Company's production, capital and operating cost estimates for development projects are based on certain assumptions. The estimates are used to establish mineral reserve estimates but cost estimates are subject to significant uncertainty as described above. Actual results for the Company's projects will likely differ from current estimates and assumptions, and these differences can be material. The experience gained from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below current estimates, or increase estimated capital or operating costs.
If actual results fall below current estimates, it could have a material adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.
Indebtedness and Financing
As at December 31, 2019, the Company has approximately $480 million in total debt. With the decision to resume heap leaching at Kisladag, the Company expects to continue to generate further short-term cash flow, which is expected to allow the Company to consider debt retirement and deleveraging its balance sheet. However, if the Company is unable to commence debt retirement as expected, maintenance of substantial levels of debt could adversely affect the business, results of operations, financial condition, the Eldorado Gold share price, and the flexibility to take advantage of corporate opportunities.
Long term indebtedness could have important consequences, including:

•
limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

•
requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;

•	increasing vulnerability to general adverse economic and industry conditions;

•	limiting flexibility in planning for and reacting to changes in the industry in which the Company competes;

•	placing the Company at a disadvantage compared to other, less leveraged competitors;

•	increasing the Company's cost of borrowing; and

•	putting the Company at risk of default if it does not service or repay this debt in accordance with applicable covenants.

40

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

While neither the Company's articles nor by-laws limit the amount of indebtedness that it may incur, the level of indebtedness under the senior secured notes and term loan from time to time could impair the Company's ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting operational flexibility as well as financial flexibility.
a) Current and future operating restrictions
The Company's senior secured notes and term loan contain certain restrictive covenants that impose significant operating and financial restrictions. In some circumstances, the restrictive covenants may limit operating flexibility and ability to engage in actions that may be in its long-term best interest, including, among other things, restrictions on the Company's ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem its capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell, transfer or otherwise dispose of assets;

•	incur or permit to exist certain liens;

•	enter into transactions with affiliates;

•	undertake certain acquisitions;

•	complete certain corporate changes;

•	incur capital expenditure;

•	enter into certain hedging arrangements;

•	enter into agreements restricting the Company's subsidiaries’ ability to pay dividends; and

•	consolidate, amalgamate, merge or sell all or substantially all of the Company's assets.
In addition, the restrictive covenants in the Senior Credit Facility contain certain restrictions on the Company and requires the Company to maintain specified financial ratios and satisfy other financial condition tests. The Company's ability to meet those financial ratios and tests may be affected by events beyond its control. These restrictions could limit the Company's ability to obtain future financing, make acquisitions, grow in accordance with its strategy or secure the needed working capital to withstand future downturns in the business or the economy in general, or otherwise take advantage of business opportunities that may arise, any of which could place the Company at a competitive disadvantage relative to competitors that may have less debt and are not subject to such restrictions. Failure to meet these conditions and tests could constitute events of default thereunder.
b) Change of Control
Upon the occurrence of specific kinds of change of control events, the Company will be required to offer to repurchase all outstanding Notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under the Company's Senior Credit Facility, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.
The source of funds for any purchase of the Notes and repayment of borrowings under the Senior Credit Facility would be the Company's available cash or cash generated from subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. The Company may not be able to repurchase the Notes upon a change of control because it may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any other indebtedness that may become due. The Company may require additional financing from third parties to fund any such purchases, and may be unable to obtain financing on satisfactory terms or at all. Further, the Company's ability to repurchase the Notes may be limited by law. In order to avoid the obligations to repurchase the Notes and events of default and potential breaches of the Senior Credit Facility, the Company may have to avoid certain change of control transactions that would otherwise be beneficial.

41

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Environmental
Although the Company monitors its sites for potential environmental hazards, there is no assurance that the Company has detected, or can detect all possible risks to the environment arising from its business and operations. The Company expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There is no assurance that:

•
the Company has been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;

•	the Company's compliance will not be challenged; or

•	the costs of compliance will be economic and will not materially or adversely affect future cash flows, results of operations and financial condition.
The Company may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the Company could suffer delays or impediments to or suspension of development and construction of its projects and operations and, even if the Company is ultimately successful, it may not be compensated for the losses resulting from any such proceedings or delays.
There may be existing environmental hazards, contamination or damage at the Company's mines or projects that it is unaware of. The Company may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at its mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by its activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.
Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of its properties and other penalties and liabilities related to associated losses, including, but not limited to:

•	monetary penalties (including fines);

•	restrictions on or suspension of the Company's activities;

•	loss of rights, permits and property, including loss of the Company's ability to operate in that country or generally;

•	completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;

•	premature reclamation of the Company's operating sites; and

•	seizure of funds or forfeiture of bonds.
The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.
Mining companies also face inherent risks in their operations with respect to tailings dams and structures built for the containment of the metals and mining waste, known as tailings, which exposes the Company to certain risks. Unexpected failings of tailings dams may release muddy tailings downstream, flood communities and cause extensive environmental damage to the surrounding area. Dam failures could result in the immediate suspension of mining operations by government authorities and cause significant expenses, write offs of material assets and recognize provisions for remediation, which affect the balance sheet and income statement.

42

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

The unexpected failure of one of the Company's tailings dams could subject the Company to any or all of the potential impacts discussed above, among others. If any such risks were to occur, this could materially and adversely affect the Company's reputation, ability to conduct operations and could make the Company subject to liability and, as a result, have a material adverse effect on the business, financial condition and results of operations of the Company.
Global Economic Environment
Market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede the Company's access to capital.
Economic and geopolitical events may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.
Such disruptions could make it more difficult for the Company to obtain capital and financing for its operations, or increase the cost of it, among other things. If the Company does not raise capital when needed, or does not access it on reasonable terms, it could have a material adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price. These and other related factors can lead to lower longer term asset values, which can result in impairment losses.
If the negative economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which the Company operates. High levels of volatility and market turmoil could have an adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.
The Company sources certain supplies from China and is currently shipping a significant proportion of its concentrate to smelters in China. Certain regions of China have recently been experiencing disruptions in transportation caused by the spread of the coronavirus. Although the Company continues to monitor the situation, an inability to source supplies or a reduction of smelter capacity in China could have an adverse effect on the financial condition and results of operations of the Company.
Government Regulation
The mineral exploration, development, mining, and processing activities of Eldorado in the countries where the Company operate are subject to various laws governing a wide range of matters, including, but not limited to, the following: the environment, including land and water use;

•	the right to conduct business, including limitations on rights in jurisdictions where the Company is considered a foreign entity and restrictions on inbound investment;

•	prospecting and exploration rights and methods;

•	development activities;

•	construction;

•	mineral production;

•	reclamation;

•	royalties, taxes, fees and imposts;

•	importation of goods;

•	currency exchange restrictions;

•	sales of the Company's products;

•	repatriation of profits and return of capital;

•	immigration (including entry visas and employment of the Company's personnel;

•	labour standards and occupational health;

•	mine safety;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

•	use of toxic substances;

•	mineral title, mineral tenure and competing land claims; and

•	impacts on and participation rights of local communities and entities.
Although the Company believes its mineral exploration, development, mining, and processing activities are currently carried out in accordance with all applicable laws, rules regulations and policies, there is no assurance that new or amended laws, rules or regulations will not be enacted, new policy applied or that existing laws, rules, regulations or discretion will not be applied in a manner which could have a material adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price, including changes to the fiscal regime, in any of the countries in which the Company operates, including, without limitation:

•	laws regarding government ownership of or participation in projects;

•	laws regarding permitted foreign investments;

•	royalties, taxes, fees and imposts;

•	regulation of, or restrictions on, importation of goods and movement of personnel;

•	regulation of, or restrictions on, currency transactions; and

•	regulation of, or restrictions on, sales of the Company's products,

•	or other laws generally applicable in such country, or changes to the ways in which any of these laws are applied.
The Company is also subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission ("SEC"), Canadian Securities Administrators, the NYSE, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain. Examples include the Canadian Extractive Sector Transparency Measures Act and SEC rules on conflict minerals.
Effective June 2015, the Government of Canada introduced the Extractive Sector Transparency Measures Act (Canada), which established new mandatory reporting standards for mining companies directed at payments made to foreign and domestic governments at all levels, which requires the Company to publicly disclose on an annual basis, certain payments made by Eldorado Gold, its subsidiaries or entities controlled by Eldorado Gold, to the Canadian government and foreign governments, including sub-national governments. Similar legislation is also in force in the Province of Quebec, where the Company's Lamaque operations are located.
The SEC has adopted rules requiring companies, beginning in 2014, to disclose on an annual basis whether certain conflict minerals necessary to the functionality or production of a product manufactured by such company originated in the Democratic Republic of the Congo or an adjoining country. While issuers engaged in mining conflict minerals are not considered manufacturers of conflict minerals and are not required to provide disclosure, the Company is still required to enact procedures establishing the country of origin of its gold.
The Company's efforts to comply with the Canadian and United States rules and regulations and other new rules and regulations regarding public disclosure have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
If the Company fails to comply with such regulations, it could have a negative effect on the business, results of operations, and the Eldorado Gold share price and investors could lose all or part of their investment.
The Company is subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the SEC.
Although the Company substantially complies with NYSE’s corporate governance guidelines, it is exempt from certain NYSE requirements because the Company is subject to Canadian corporate governance requirements. The Company

44

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019 may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.
The Company documents and tests its internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires management to do an annual assessment of its internal controls over financial reporting and the external auditors to conduct an independent assessment of the effectiveness of the Company's controls.
The Company's internal controls over financial reporting may not be adequate, or the Company may not be able to maintain them as required by SOX. The Company also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.
If the Company does not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of its financial statements, and this could harm the business and have a negative effect on the trading price or market value of securities of Eldorado Gold.
If the Company does not implement new or improved controls, or experience difficulties in implementing them, it could harm its operating results or the Company may not be able to meet its reporting obligations. There is no assurance that the Company will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that the Company will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.
If any of the Company's staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that the internal controls over financial reporting will detect this. The effectiveness of the Company's controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing the Company's internal controls is important, especially as the Company expands and the challenges involved in implementing appropriate internal controls over financial reporting increases. Although the Company intends to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, the Company cannot be certain that it will be successful in complying with section 404 of SOX.
Commodity Price Risk
The profitability of the Company's operations depend, in large part, upon gold and other commodity prices. Gold and other commodity prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand; political and economic events (global and regional); gold and financial market volatility and other market factors, and central bank purchases and sales of gold and gold lending.
The global supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
If metal prices decline significantly, or decline for an extended period, Eldorado might not be able to continue operations, develop properties, or fulfill obligations under the permits and licenses, or under the agreements with partners. This could result in losing interest in some or all of the Company’s properties, or being forced to sell them, which could have a negative effect on the business, results of operations, financial condition and the Eldorado Gold share price.
The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel, electricity and re-agents. Electricity is regionally priced in Turkey and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected not to hedge its exposure to commodity price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other commodities. There is no assurance that any hedges that may be put in place will mitigate these risks or that they will not cause the Company to experience less favourable economic outcomes than it would have experienced if there were no hedges in place.
Resource Nationalism and Foreign Operations
The mining and metals sector has been increasingly targeted by local governments for the purposes of raising revenue or for political reasons, as governments continue to struggle with deficits and concerns over the effects of depressed economies. Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply

45

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019 to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over, or participation in, the mining sector.
The possibility of future changes to the mining regimes in the countries in which the Company operates adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements.
In addition, such change could restrict the Company's ability to contract with persons or conduct business in certain countries.
There is no assurance that governments will not take the Company's rights, impose conditions on the business, prohibit the Company from conducting business or grant additional rights to state-owned enterprises, private domestic entities, special interest groups, indigenous peoples or residents in the countries in which the Company operates, which could have a material adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.
Mineral Tenure and Permits
a) Mineral Tenure
In the countries in which the Company operates, the mineral rights, or certain portions of them, are owned by the relevant governments. In such countries, the Company must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow the Company to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct operations thereon. The availability of such rights and the scope of operations the Company may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect the Company's rights to the Company's mineral properties.
In many instances, the Company can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or licences, the granting of which are often at the discretion of the governments. In many instances, the Company's rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on the business, including the Company's existing developments and mines, results of operations, financial condition and the Eldorado Gold share price.
The cost of holding these rights often escalates over time or as the scope of the Company's operating rights expands. There is no assurance that the mineral rights regimes under which the Company holds properties or which govern operations thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price, that the ongoing costs of obtaining or maintaining the Company's rights will remain economic and not result in uncompensated delays or that compliance with conditions imposed from time to time will be practicable. Any inability to obtain and retain rights to use lands for the Company's ongoing operations at all or on a timely basis could have a material adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.
It is possible that the Company's present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses. The Company's rights may also be affected by undetected defects in title. There is no assurance that any of its holdings will not be challenged. The Company may also be subject to expropriation proceedings for a variety of reasons. When any such challenge or proceeding is in process, the Company may suffer material delays in the business and operations or suspension of operations, and may not be compensated for resulting losses. Any defects, challenges, agreements, transfers or competing uses which prevail over the Company rights, and any expropriation of its holdings, could have a material adverse effect on the business, including the total loss of such rights, results of operations, financial condition and share price.
Certain of the Company's mining properties are subject to royalty and other payment obligations. Failure to meet the payment obligations under these agreements could result in the loss of the Company's rights.

46

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

There is no assurance that the Company will be able to hold or operate on its properties as currently held or operated or at all, or that the Company will be able to enforce its rights with respect to its holdings, which could have a material adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.
b) Permits
Activities in the nature of the business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which the Company operates. These include permits and licenses which authorize us to, among other things:

•	conduct business in such countries;

•	import or export goods and materials;

•	employ foreign personnel in-country;

•	entry and exit the country;

•	employ local, regional and national residents and contractors;

•	import or otherwise obtain, store and use regulated materials, such as explosives and cyanide;

•	construct or obtain rights of way for fences, buildings, equipment, underground workings, tailings dams, water courses and power lines;

•	cut down trees;

•	operate equipment;

•	conduct development, mining, processing and reclamation activities; and

•	sell mineral products.
The duration and success of each permitting process are contingent upon many factors that the Company does not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. There may be delays in the review process. If the Company experiences such delays, the Company may be required to pay standby costs for the period when activities are suspended, including payment of a portion of the salaries to those employees who have been suspended pending resolution of the permitting process.
In the context of environmental protection permitting, including the approval of reclamation plans, the Company is required to comply with existing laws and regulations and other standards that may entail greater or lower costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority.
The Company has experienced significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, including in respect of Skouries. As a result, Skouries has been placed on care and maintenance and these delays have and continue to impact the Company’s business and financial condition.
In addition, some of the Company's current mineral tenures, licenses and permits, including environmental permits in Greece, are due to expire prior to the planned life of mines, and will require renewals, and renewals on acceptable terms to Eldorado. There is no assurance that the Company will be able to obtain or renew these tenures and permits in order to conduct business and operations, in a timely manner, or at all, or that the Company will be in a position to comply with all conditions that are imposed. The failure to obtain or renew such tenure and permits, or the imposition of extensive conditions, could have a material adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.
Unavailability of Capital / Inadequate Income
a) Limited Access to Equity Markets
The Company is exposed to financing risks associated with funding its share of capital programs at Eldorado’s projects. The Company has historically minimized this risk by diversifying its funding sources, which include credit facilities,

47

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019 issuance of notes, cash flow from operations and the ATM Program. In addition, the Company believes that Eldorado Gold has the ability to access public debt and equity markets given its asset base and current credit ratings; however, such market access may become restricted and, if the Company is unable to access capital when required, it may have a material adverse effect on the Company.
b) Dilutive Equity Financing
Future acquisitions could be made through the issuance of equity securities of Eldorado Gold. Additional funds may be needed for the Company's exploration and development programs and potential acquisitions, which funds could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of Eldorado Gold shareholders. Issuing substantial amounts of Eldorado Gold securities, or making them available for sale, could have an adverse effect on the prevailing market prices for Eldorado Gold’s securities. A decline in the market price could hamper the ability of Eldorado Gold to raise additional capital through the sale of its securities.
c) Credit Ratings
The Company's outstanding Notes currently have a non-investment grade credit rating but any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that agency’s judgment, future circumstances relating to the basis of the credit rating, such as adverse changes to the Company's business or affairs, so warrant. Consequently, real or anticipated changes in the Company's credit ratings will generally affect the market value of the Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the Notes. Any future lowering of the Company's ratings may make it more difficult or more expensive for the Company to obtain additional financing.
Litigation and Contracts
The Company is periodically subject to legal claims that are with and without merit.
The Company is regularly involved in routine litigation matters. The Company believes that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect; however, defense and settlement costs can be substantial, even for claims that are without merit.
Due to the inherent uncertainty of the litigation process, including arbitration proceedings, and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and or adverse effect on the Company. In the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration panels or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
In the Company's business contracts are made with a wide range of counterparties. There can be no assurance that: these contracts will be honoured and performed in accordance with their terms by the counterparties; the Company will be able to enforce the contractual obligations.
Estimation of Mineral Reserves and Mineral Resources
Mineral reserve and mineral resource estimates are only estimates and the Company may not produce gold in the quantities estimated.
Proven and probable mineral reserve estimates may need to be revised based on various factors including:

•	actual production experience;

•	the Company's ability to continue to own and operate its mines and property;

•	fluctuations in the market price of gold and other metals;

•	results of drilling or metallurgical testing;

•	production costs; and

•	recovery rates.
The cut-off grades for the mineral reserves and mineral resources are based on the Company's assumptions about plant recovery, gold price, mining dilution and recovery, and its estimates for operating and capital costs, which are based on historical production figures. The Company may have to recalculate its estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold and other

48

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019 metals, production costs or recovery rates can make it unprofitable for to develop or operate a particular property for a period of time. If there is a material decrease in the Company's mineral reserve estimates, or its ability to extract the mineral reserves, it could have a material adverse effect on future cash flows, the business, results of operations, financial condition and the Eldorado Gold share price.
There are uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond the Company's control. Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and account for such occurrences in the Company's assessment of mineral reserves and resources may make mining more expensive and cost ineffective, which will have a material adverse effect on future cash flows, the business, results of operations, financial condition and the Eldorado Gold share price.
There is no assurance that the estimates are accurate, that mineral reserve and resource figures are accurate, or that the mineral reserves or resources can be mined or processed profitably. Mineral resources that are not classified as mineral reserves do not have demonstrated economic viability. One should not assume that all or any part of the measured mineral resources, indicated mineral resources, or an inferred mineral resource will ever be upgraded to a higher category or that any or all of an inferred mineral resource exists or is economically or legally feasible to mine.
Because mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral reserves and any necessary associated surface rights as the mines produce gold and their life- of-mine is reduced.
The Company's ability to maintain or increase annual production of gold and other metals will depend significantly on:

•	the Company's mining operations;

•	the Company's ability to conduct successful exploration efforts; and

•	the Company's ability to develop new projects and make acquisitions.
If the Company is unable to maintain or increase its annual production of gold and other metals, it could have an adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.
Occurrence of Unpredictable Geological / Metallurgical Factors
As the Company explores and develops a property, it is constantly determining the level of drilling and analytical work required to maintain or upgrade its confidence in the geological model. Depending on continuity, the amount of drilling will vary from deposit to deposit. The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore. The Company does not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive. Therefore, unknown geological formations are possible, which could limit its ability to access the ore or cut off the ore where the Company is expecting continuity. It is also possible that the Company has not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly.
The Company's operations at Kisladag have historically involved the heap leaching process. The heap leaching process, while not as capital intensive as the more conventional milling process, involves uncertainties associated with the chemical and physical processes included in leaching, which can impact on recoveries. In mid-June 2017, indications that gold solution grade and consequently gold recovery from the leach pad at Kisladag had recently lagged internal expectations. Further testwork indicated that lower recoveries were expected to continue from the zone of mineralization located around the base of the open pit where mining was then underway, which continued to result in a reduction in the recoverable leach pad inventory. As a result, the Company explored construction of a mill. Results from ongoing metallurgical testwork have indicated that extended leach cycles and the addition of a high pressure grinding roll can increase the expected recoveries of deeper material from the open pit. The Company has therefore decided to continue heap leaching and will not advance with construction of a mill. As a result there remains a risk that lower recoveries at Kisladag utilizing the heap leach process may occur.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

If any of these risks occur, it could result in material that was previously expected to be mined not being mined or to reduced recovery or increased costs of recovery, which could have an adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.
Estimates of total future production and costs for the Company's mining operations are based on five-year mining plans. These estimates can change, or the Company might not achieve them, which could have a material adverse effect on any or all of future cash flows, the business, results of operations, financial condition and the Eldorado Gold share price.
Production and Cost Estimates
The Company's plans are based on, among other things, its mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics, including the presence of materials that may adversely affect the ability to process, export and sell the Company's products) and estimated rates and costs of production. The Company's actual production and costs may be significantly different from the estimates for a variety of reasons, including the risks and hazards discussed elsewhere as well as unfavorable operating conditions, including:

•	actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;

•	ground conditions including, but not limited to, pit wall failures, cave-ins, flooding, fire and rock bursts;

•	industrial accidents and environmental incidents;

•	changes in power costs and potential power shortages;

•	imposition of a moratorium on the Company's operations;

•	impact of the disposition of mineral assets;

•	shortages and timing delays, of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;

•	renewal of required permits and licenses

•	litigation;

•	shipping interruptions or delays; and

•	unplanned maintenance.
Any of these events could result in damage to mineral properties, property belonging to the Company or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past.
Production estimates for properties not yet in production, or in production and slated for expansion, are based on similar factors (including feasibility studies prepared by the Company's personnel or by third party consultants, in some instances), but it is possible that actual cash operating costs and economic returns will differ significantly from current estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and delays in production can often happen.
Any decrease in production, or change in timing of production or the prices the Company realizes for its gold, will directly affect the amount and timing of cash flows from operations. A production shortfall or any of these other factors would change the timing of projected cash flows and the ability to use the cash to fund capital expenditures, including spending for projects.
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, term deposits and accounts receivable. The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short term investments are held with high credit quality financial institutions as

50

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019 determined by rating agencies. For cash and cash equivalents, restricted cash, term deposits and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.
Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer.While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2019, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on its commitments, which may have an adverse impact on the Company's financial performance.
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. As at December 31, 2019, the Company holds a significant amount of cash and cash equivalents with various financial institutions in North America and the United Kingdom. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. During 2019, Turkey's sovereign credit ratings were downgraded, followed by the downgrade of the credit ratings of numerous Turkish banking institutions, including one at which the Company holds cash. As at December 31, 2019, the Company holds less than 6% of its cash in financial institutions in Turkey. The credit risk associated with financial institutions in other jurisdictions continues to be considered as low. There can be no assurance that certain financial institutions in foreign countries in which the Company operates will not default on their commitments.
Debt Service Obligations
The Company's ability to make scheduled payments on, refinance or commence repayment of its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company's control, including those identified elsewhere in this MD&A. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit the Company to pay the principal, premium, if any, and interest on its indebtedness.
If the Company's cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness.
The Company may be unable to commence repayment, as planned. The Company may also not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations. The Company's Senior Credit Facility and the Indenture may restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Company may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.
The Company's inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect the business, results of operations and the ability to satisfy the Company's obligations and debt instruments.
Furthermore, as funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on the Company's foreign subsidiaries’ ability to repay or provide returns to Eldorado Gold which could hinder the Company's ability to service its indebtedness or fulfill its business plans.
Default on Obligations
A breach of the covenants under the Company's Senior Credit Facility, the Indenture or other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the repayment of the related debt and may result in the acceleration of repayment of any other debt to which a cross- acceleration or cross-default provision applies. In addition, an event of default under the Company's Senior Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if the Company is unable to repay any amounts due and payable under the Senior Credit Facility or Indenture, those lenders and noteholders could proceed against the collateral granted to them to secure such indebtedness. If the Company's lenders or noteholders accelerate the repayment of the borrowings, the Company may not have sufficient assets to repay that indebtedness.

51

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

If the Company is unable to generate sufficient cash flow and is otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on its indebtedness, or if the Company otherwise fails to comply with the various covenants in its debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, the Company could be in default under the terms of the agreements governing such other indebtedness. If such a default occurs:

•
the holders of the indebtedness may be able to cause all of the Company's available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or

•	the Company could be forced into bankruptcy, or liquidation or restructuring proceedings.
If the Company's operating performance declines, the Company may in the future need to amend or modify the agreements governing its indebtedness or seek concessions from the holders of such indebtedness. There is no assurance that such concessions would be forthcoming.
Currency Risk
The Company sells gold in U.S. dollars, but incurs costs mainly in U.S. dollars, Canadian dollars, Turkish Lira, Euros, Brazilian Real and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can change production costs and capital expenditures, which can affect future cash flows, business, results of operations, financial condition and the Eldorado Gold share price and lead to higher operation, construction, development and other costs than anticipated. As of December 31, 2019, approximately 87% of cash and cash equivalents is held in U.S. dollars.
The Company has a risk management policy that contemplates potential hedging of its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future. There is no assurance that any hedges that may be put in place will mitigate these risks or that they will not cause the Company to experience less favourable economic outcomes than the Company would have experienced if no hedges were in place.
The table below shows the Company's assets and liabilities denominated in currencies other than the U.S. dollar at December 31, 2019. The Company recognized a gain of $0.6 million on foreign exchange in 2019, compared to an expense of $3.6 million in 2018.

2019	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Serbian dinar	Romanian lei	British pound	Brazilian real
(Amounts in thousands)	$	$	€	TRY	¥	din	lei	£	R$
Cash and cash equivalents	10,204	435	10,692	9,930	60	—	1,599	371	1,101
Marketable securities	4,971	—	—	—	—	—	—	—	—
Accounts receivable and other	13,010	3	8,631	8,923	—	—	2,767	—	6,356
Accounts payable and accrued liabilities	(59,583)	(8)	(47,361)	(109,765)	—	—	(1,421)	—	(1,639)
Other non-current liabilities	(1,520)	—	(11,497)	—	—	—	—	—	—
Net balance	(32,918)	430	(39,535)	(90,912)	60	—	2,945	371	5,818
Equivalent in U.S. dollars	(25,259)	302	(44,213)	(14,801)	9	—	690	491	1,447

52

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

2018	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Serbian dinar	Romanian lei	British pound	Brazilian real
(Amounts in thousands)	$	$	€	TRY	¥	din	lei	£	R$
Cash and cash equivalents	19,030	433	6,861	2,664	72	8,848	1,904	923	4,539
Marketable securities	3,509	—	—	—	—	—	—	—	—
Accounts receivable and other	23,672	3	15,552	54,772	—	8,386	4,487	—	9,970
Accounts payable and accrued liabilities	(102,027)	(7)	(34,488)	(44,516)	—	(1,004)	(2,286)	—	(2,941)
Other non-current liabilities	(10,064)	—	(9,191)	(15,877)	—	—	—	—	—
Net balance	(65,880)	429	(21,266)	(2,957)	72	16,230	4,105	923	11,568
Equivalent in U.S. dollars	(48,292)	302	(24,334)	(562)	11	157	1,010	1,180	2,982

Accounts receivable and other relate to goods and services taxes receivable, income taxes receivable and value-added taxes receivables.
Interest Rate Risk
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows.
The Company's outstanding debt is in the form of senior notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. Borrowings under the Company’s senior credit facility, if drawn, are also at variable rates of interest. Borrowings at variable rates of interest expose the Company to interest rate risk. At December 31, 2019, $200 million is outstanding under the term loan. A 1% increase in the variable interest rate would result in a $2.0 million decrease in net earnings on an annualized basis.
The Company currently does not have any interest rate swaps (that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility), but may enter into such interest rate swaps in the future. There is no assurance that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause the Company to experience less favourable economic outcomes than the Company would have experienced if it had no such swaps in place.
Cost Estimates
The Company prepare budgets and estimates of cash costs and capital costs of production for each of its operations. The main categories relate to material costs, personnel and contractor costs, energy costs and closure and reclamation costs. However, despite efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns. The Company's actual costs may vary from estimates for a variety of reasons, including:

•	short-term operating factors;

•	revisions to mine plans;

•	risks and hazards associated with mining;

•	natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes;

•	unexpected work stoppages or labour shortages or strikes; and

•	changes in law, regulation or policy.

53

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Operational costs may also be affected by a variety of factors, including:

•	changing waste-to-ore ratios;

•	ore grade metallurgy;

•	labour costs;

•	cost of commodities, equipment and supplies;

•	general inflationary pressures;

•	currency exchange rates; and

•	changes in law, regulation or policy.
Many of these factors are beyond the Company's control. Failure to achieve estimates or material increases in costs could have an adverse impact on future cash flows, the business, results of operations, financial condition and the Eldorado Gold share price.
Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project, or cost overruns or operational difficulties once the project is fully developed, may have a material adverse effect on the business, results of operations and financial condition.
Tax Matters
The Company operates and has operated in a number of countries, each of which has its own tax regime to which the Company is subject. The tax regime and the enforcement policies of tax administrators in each of these countries are complicated and may change from time to time, all of which are beyond the Company's control. The Company's investments into these countries, importation of goods and material, land use, expenditures, sales of gold and other products, income, repatriation of money and all other aspects of its investments and operations can be taxed, and there is no certainty as to which areas of its operations will be assessed or taxed from time to time or at what rates.
The Company's tax residency and the tax residency of its subsidiaries (both current and past) are affected by a number of factors, some of which are outside of the Company's control, including the application and interpretation of the relevant tax laws and treaties. If the Company or its subsidiaries are ever assessed to be a non-resident in the jurisdictions that the Company or its subsidiaries report or have reported or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, the Company may be liable to pay additional taxes. In addition, the Company has entered into various arrangements regarding the sale of mineral products or mineral assets which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on the business, results of operations, financial condition and the Eldorado Gold share price.
The Company endeavors to structure, and restructure from time to time, its corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this could result in increased taxes and tax penalties which could have a material adverse effect on the Company's financial condition.
New laws and regulations or new interpretations of or amendments to laws, regulations or enforcement policy relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect the Company's current financial condition and could result in higher taxes being payable. There is no assurance that the Company's current financial condition will not change in the future due to such changes.
Repatriation of Funds
The Company expects to generate cash flow and profits at its foreign subsidiaries, and the Company may need to repatriate funds from those subsidiaries to service its indebtedness or fulfill its business plans, in particular in relation to ongoing expenditures at its development assets. The Company may not be able to repatriate funds, or the Company may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level, which costs could be material.

54

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Dividends
While the Company has a policy for the payment of dividends on common shares of Eldorado Gold, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.
Financial Reporting
a) Carrying Value of Assets
The carrying value of the Company's assets is compared to estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. The Company's fair value estimates are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.
If the Company's valuation assumptions prove to be incorrect, or the Company experiences a decline in the fair value of its reporting units, then this could result in an impairment charge, which could have an adverse effect on the business and the value of its securities.
b) Changes in Reporting Standards
Changes in accounting or financial reporting standards may have an adverse impact on the Company's financial condition and results of operations in the future.
Unavailability of Insurance
Where practical, a reasonable amount of insurance is maintained against risks in the operation of the Company's business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms the Company believes are economically acceptable.
There are some cases where coverage is not available, or the Company believes it is too expensive relative to the perceived risk. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to the Company or other companies in the mining industry on acceptable terms. Losses from these uninsured events may cause the Company to incur significant costs that could have a material adverse effect upon the business, results of operations, financial condition and the Eldorado Gold share price.

The reader should carefully review each of the risk factors set out in the Company's most recently filed AIF, in respect of the year ended December 31, 2018 and those to be set out in the Company's AIF in respect of the year ended December 31, 2019 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks. The discussion under “Risk Factors in our Business” in such AIFs filed, or to be filed, on SEDAR under the Company name, are incorporated by reference in this document.

55

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Accounting Matters
Basis of Preparation
The Company's consolidated financial statements, including comparatives, have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company's significant accounting policies are described in note 3 of the Company's consolidated financial statements for the year ended December 31, 2019.
Critical Accounting Measurements and Judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable reserves and resources, inventory, current and deferred taxes, asset retirement obligations, commencement of commercial production and functional currency.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.
(i)    Valuation of property, plant and equipment and goodwill
Property, plant and equipment and goodwill are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Goodwill is tested at least annually.
Calculating the recoverable amount, including estimated FVLCD of CGUs for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in the Company's life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates, discount rates and estimates of the fair value of the exploration potential of mineral properties ("value beyond proven and probable").
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
(ii) Estimated recoverable reserves and resources
Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statement of operations and the carrying value of the asset retirement obligation.

56

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

(iii) Inventory
The Company considers ore stacked on its leach pads and in process at its mines as work-in-process inventory and includes them in production costs based on ounces of gold or tonnes of concentrate sold, using the following assumptions in its estimates:

•	the amount of gold and other metals estimated to be in the ore stacked on the leach pads;

•	the amount of gold and other metals expected to be recovered from the leach pads;

•	the amount of gold and other metals in the processing circuits;

•	the amount of gold and other metals in concentrates; and

•	the gold and other metal prices expect to be realized when sold.
If these estimates or assumptions are inaccurate, the Company could be required to write down the value it has recorded on its work-in-process inventories, which would reduce earnings and working capital. At December 31, 2019, the cost of inventory was below its net realizable value.
(iv) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment. Adjustments to the carrying amounts of related item of property, plant and equipment can result in a change to future depreciation expense.
(v) Current and deferred taxes
The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of the consolidated financial statements. Therefore, earnings in subsequent periods will be affected by the amount that estimates differ from the final tax returns.
Estimates of recoverability are required in assessing whether deferred tax assets and deferred tax liabilities are recognized on the consolidated statement of financial position. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
Judgement is also required in the application of income tax legislation. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.
(vi) Commencement of commercial production
Until a mining property is declared as being in the commercial production stage, all costs related to its development are capitalized. The determination of the date on which a mine enters the commercial production stage is a matter of judgement that impacts when capitalization of development costs ceases and recognition of revenues and depreciation of the mining property commences and is charged to the consolidated statement of operations.
On March 31, 2019, the Company declared commercial production at the Lamaque mine, having reached certain milestones. Commercial production represents the point at which the group of assets were able to operate as intended by management. Upon declaring commercial production, Lamaque recognizes all revenue and costs in

57

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019 the consolidated statement of operations. Prior to March 31, 2019, costs incurred for construction, development and commissioning of the mine, net of pre-commercial sales, were recognized within mineral property in property, plant and equipment.
(vii) Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.
Adoption of New Accounting Standards and Upcoming Changes
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2019.
(i) IFRS 16 ‘Leases’
IFRS 16 introduces a single accounting model for lessees. The Company, as lessee, is required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The Company was permitted to elect to not apply IFRS 16 to leases with a term of less than 12 months, which election is made by the underlying class of assets to which the right-of-use asset relates, or leases where the underlying asset is of low value, which election is made on an asset by asset basis. The accounting treatment for lessors remains largely the same as under IAS 17 'Leases'.
The Company adopted this standard from January 1, 2019 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.
Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, ‘Determining Whether an Arrangement contains a Lease’. On adoption of IFRS 16, the Company now assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. On transition to IFRS 16, the Company elected to apply the practical expedient permitted by the standard to grandfather the assessment of which transactions are leases. IFRS 16 was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed using the definition of a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.
The Company leases various assets including equipment, offices and properties that had previously been classified as operating leases under IAS 17. On adoption of IFRS 16, liabilities for these leases were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 13.1%. The Company elected to measure the right-of-use assets for these leases at amounts equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments recognized in the statement of financial position on December 31, 2018.
On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with low value.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

•
Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases in a similar economic environment including the countries in which the right-of-use asset is located).

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

58

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

The Company also leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
The impact on transition is summarized below.

	December 31, 2018	IFRS 16 Adjustment	January 1, 2019

Lease assets presented in property, plant and equipment	$11.3	$9.4	$20.7
Lease liabilities – current	3.0	2.7	5.6
Lease liabilities – non-current	6.5	6.2	12.7
Accounts receivable and other	81.0	(0.6)	80.4

On adoption of IFRS 16, the Company excluded certain arrangements which management concluded were not within the scope of IFRS 16 because they are arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. A reconciliation of lease commitments previously reported and the amount of the lease liability recognized is as follows:

January 1, 2019

Operating lease commitments at December 31, 2018	$64.7
Exclusion of arrangements to explore for or use minerals	(53.2)
Leases with low value at January 1, 2019	(1.7)
Leases with less than 12 months of remaining lease term at January 1, 2019	(0.9)
Arrangements reassessed as leases	3.1
Effect of discounting using the incremental borrowing rate at January 1, 2019	(3.2)
Lease liabilities recognized as IFRS 16 adjustment at January 1, 2019	$8.8

(ii) IFRIC 23 'Uncertainty over Income Tax Treatments'
This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no material impact on its consolidated financial statements.

59

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

(iii) New IFRS Pronouncements
Below are new standards, amendments to standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
Interest Rate Benchmark Reform
In September 2019, IASB has issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as interbank offered rates (IBOR). The first phase amendments is effective beginning January 1, 2020 and is focused on the impact to hedge accounting requirements. The Company does not expect a material impact on its consolidation financial statements from phase one of the amendments. The Company will continue to assess the effect of the second phase amendments related to the interest rate benchmark reform on its financial statements.
Conceptual Framework for Financial Reporting
In March 2018, the IASB revised the Conceptual Framework for financial reporting and is effective January 1, 2020. The Conceptual Framework sets out fundamental concepts for financial reporting and guides companies in developing accounting policies when no IFRS standard exists. The Conceptual Framework sets out the objective of general purpose financial reporting; the qualitative characteristics of useful financial information; a description of the reporting entity; definitions of an asset, a liability, equity, income and expenses and guidance on recognition and de-recognition criteria; measurement bases and guidance on when to use them; concepts and guidance on presentation and disclosure; and concepts relating to capital and capital maintenance. The Company is assessing the impact of the revised Conceptual Framework on its financial statements.

60

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Controls and Procedures
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.
Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2019, as defined in the rules of the SEC and Canadian Securities Administrators. Based on this evaluation, management concluded that the disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.
Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2019.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.
Management's Remediation Plan
As previously reported in the Company's MD&A for the year ended December 31, 2018, a material weakness was identified in internal controls performed by management in their evaluation of impairment of goodwill and mining property, plant and equipment; specifically, the review controls performed failed to detect an error in the application of discounting to the cash flow models used in the estimation of fair value less costs of disposal. Internal controls were not effective to ensure consistent and correct application of mid-period discounting as used in prior periods. This resulted in a $39.5 million overstatement of the impairment charge initially recorded to property, plant and equipment in respect of the Company’s Olympias cash generating unit as of December 31, 2018. This overstatement was corrected prior to issuing the Company’s 2018 consolidated financial statements by reducing the impairment charge recorded in Q4 2018 from $370 million to $330 million ($248 million net of deferred tax recovery). There was no misstatement to prior period published consolidated financial statements.
To remediate the material weakness in the Company's internal control over financial reporting, in 2019 the Company strengthened its controls to track and approve changes in the impairment models including logging changes to the impairment analysis, particularly those relating to convention changes. As of December 31, 2019, management believes that this material weakness in internal controls has been remediated.
Changes in Internal Control over Financial Reporting
Other than the implementation of the remediation plan described above, there have been no changes in the Company’s internal control over financial reporting during the quarter and for the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

61

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Limitations of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Reserves and Resources
Reserves and Resources Estimates
The Company's estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Tocantinzinho, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Vila Nova are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101, developed by the Canadian Securities Administrators.
The reader will not be able to compare the mineral reserve and resources information in this MD&A with similar information from U.S. companies. The SEC defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources (mining terms under NI 43-101), and does not accept them in reports and registration statements. The reader should not assume that:

•	the mineral reserves defined in this report qualify as reserves under SEC standards

•	the measured and indicated mineral resources in this report will ever be converted to reserves

•	the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
Value Beyond Proved and Probable Reserves ("VBPP")
On acquisition of a mineral property, the Company prepares an estimate of the fair value of the exploration potential of that property and records this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of its annual business cycle, the Company prepares estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.
Qualified Person
Except as otherwise noted, Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to the Company's operating mines and development projects.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "anticipates", "believes", "budget", “continue”, "estimates", "expected", "expects", "forecasts", "foresee", "future", "guidance", "intends", "opportunity", "plans", "projected", "scheduled" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "can", "could", "may", "might", "will" or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, including increased heap leach recoveries through increased leach time in conjunction with a high pressure grinding roll at Kisladag, increasing the throughput at the Sigma mill, increasing the amount of material that can be taken from the Triangle deposit and other options to increase the production from Triangle such as an underground decline, the success of a column flotation system in improving concentrate grade and quality and lowering transportation and concentrate treatment charges at Efemcukuru, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, including at Kisladag, completion and results of the mine plan at Lamaque and expanded production, completion of construction at Skouries, planned capital and exploration expenditures, conversion of mineral resources to mineral reserves, our expectation as to our future financial and operating performance, including expectations around generating free cash flow, expected metallurgical recoveries and improved concentrate grade and quality, gold price outlook and the global concentrate market, the ATM program, the Pension Plan and the SERP, and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the section titled “Managing Risk” above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year-ended December 31, 2018 and in the AIF in

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019 respect of the year-ended December 31, 2019 to be filed on SEDAR under our Company name, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.
While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under SEC Industry Guide 7 by U.S. companies in SEC filings.
Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019

Corporate Information
Directors

George Albino [2,3]	Chairman of the Board
George Burns	President and Chief Executive Officer
Teresa Conway [1,2]	Independent Director
Pamela Gibson [1,3]	Independent Director
Geoffrey Handley [2,4]	Independent Director
Michael Price [1,4]	Independent Director
Steven Reid [2,4]	Independent Director
John Webster [1,3]	Independent Director

Board Committees

1.	Audit Committee

2.	Compensation Committee

3.	Corporate Governance & Nominating Committee

4.	Sustainability Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Tim Garvin	Executive VP and General Counsel
Christos Balaskas	VP and General Manager, Greece
David Bickford	VP and General Manager, Turkey
Lincoln Silva	VP and General Manager, Brazil
Nicolae Stanca	VP and General Manager, Romania
Cara Allaway	VP Finance
Peter Lewis	VP Exploration
Lisa Ower	VP Human Resources

Corporate Head Office	Investor Relations
1188 Bentall 5	Peter Lekich, Manager Investor Relations
550 Burrard Street	T: +1 604 687 4018
Vancouver, BC	E: peter.lekich@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Investor Services
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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